The following is a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities as contained in the following Glass Lewis' Proxy Paper Guidelines — 2019 Proxy Season.

Where determined appropriate by the Adviser in order to comply with Federal securities regulations and the rules promulgated thereunder, the Fund reserves the right to shadow vote certain proxies received by it with respect to the annual or special meetings of shareholders for companies in which the Fund is invested.

Table of Contents

GUIDELINES INTRODUCTION	1
Summary of Changes for the 2019 United States Policy Guidelines	1
Executive Compensation	2
Clarifying Amendments	3
Housekeeping Changes	4
A BOARD OF DIRECTORS THAT SERVES THE INTERESTS OF SHAREHOLDERS	5
Election of Directors	5
Independence	5
Voting Recommendations on the Basis of Board Independence	7
Committee Independence	7
Independent Chair	8
Performance	9
Voting Recommendations on the Basis of Performance	9
Board Responsiveness	10
The Role of a Committee Chair	10
Audit Committees and Performance	11
Standards for Assessing the Audit Committee	11
Compensation Committee Performance	13
Nominating and Governance Committee Performance	16
Board-Level Risk Management Oversight	18
Environmental and Social Risk Oversight	18
Director Commitments	19
Other Considerations	20
Controlled Companies	21
Significant Shareholders	22
Governance Following an IPO or Spin-Off	22
Dual-Listed or Foreign Incorporated Companies	23
OTC-Listed Companies	23
Mutual Fund Boards	24
Declassified Boards	25
Board Composition and Refreshment	25
Board Diversity	26

I

Proxy Access	27
Majority Vote for the Election of Directors	27
The Plurality Vote Standard	27
Advantages of a Majority Vote Standard	27
Conflicting and Excluded Proposals	28

TRANSPARENCY AND INTEGRITY IN FINANCIAL REPORTING	30
Auditor Ratification	30
Voting Recommendations on Auditor Ratification	31
Pension Accounting Issues	31

THE LINK BETWEEN COMPENSATION AND PERFORMANCE	32
Advisory Vote on Executive Compensation (“Say-on-Pay”)	32
Say-on-Pay Voting Recommendations	33
Company Responsiveness	34
Pay for Performance	34
Short-Term Incentives	35
Long-Term Incentives	36
Grants of Front-Loaded Awards	37
One-Time Awards	37
Contractual Payments and Arrangements	37
Recoupment Provisions (“Clawbacks”)	38
Hedging of Stock	39
Pledging of Stock	39
Compensation Consultant Independence	40
CEO Pay Ratio	40
Frequency of Say-on-Pay	40
Vote on Golden Parachute Arrangements	40
Equity-Based Compensation Plan Proposals	41
Option Exchanges and Repricing	42
Option Backdating, Spring-Loading and Bullet-Dodging	43
Director Compensation Plans	44
Employee Stock Purchase Plans	44
Executive Compensation Tax Deductibility — Amendment to IRS 162(m)	44

GOVERNANCE STRUCTURE AND THE SHAREHOLDER FRANCHISE	46
Anti-Takeover Measures	46
Poison Pills (Shareholder Rights Plans)	46

II

NOL Poison Pills	46
Fair Price Provisions	47
Quorum Requirements	48
Director and Officer Idemnification	48
Reincorporation	48
Exclusive Forum and Fee-Shifting Bylaw Provisions	49
Authorized Shares	49
Advance Notice Requirements	50
Virtual Shareholder Meetings	50
Voting Structure	51
Dual-Class Share Structures	51
Cumulative Voting	51
Supermajority Vote Requirements	52
Transaction of Other Business	52
Anti-Greenmail Proposals	52
Mutual Funds: Investment Policies and Advisory Agreements	52
Real Estate Investment Trusts	53
Preferred Stock Issuances at REITs	53
Business Development Companies	54
Authorization to Sell Shares at a Price Below Net Asset Value	54
Auditor Ratification and Below-NAV Issuances	54

SHAREHOLDER INITIATIVES	55
Environmental, Social & Governance Initiatives	55

III

Guidelines Introduction

SUMMARY OF CHANGES FOR THE 2019 UNITED STATES POLICY GUIDELINES

Glass Lewis evaluates these guidelines on an ongoing basis and formally updates them on an annual basis. This year we’ve made noteworthy revisions in the following areas, which are summarized below but discussed in greater detail in the relevant section of this document:

BOARD GENDER DIVERSITY

Our policy regarding board gender diversity, announced in November 2017, will take effect for meetings held after January 1, 2019. Under the updated policy, Glass Lewis will generally recommend voting against the nominating committee chair of a board that has no female members. Depending on other factors, including the size of the company, the industry in which the company operates and the governance profile of the company, we may extend this recommendation to vote against other nominating committee members. Also, when making these voting recommendations, we will carefully review a company’s disclosure of its diversity considerations and may refrain from recommending shareholders vote against directors of companies outside the Russell 3000 index, or when boards have provided a sufficient rationale for not having any female board members. Such rationale may include, but is not limited to, a disclosed timetable for addressing the lack of diversity on the board, and any notable restrictions in place regarding the board’s composition, such as director nomination agreements with significant investors.

CONFLICTING AND EXCLUDED PROPOSALS

We have codified our policy regarding conflicting special meeting shareholder resolutions:

•	In instances where companies place on the ballot both a management and shareholder proposal requesting different thresholds for the right to call a special meeting, Glass Lewis will generally recommend voting for the lower threshold (in most instances, the shareholder proposal) and recommend voting against the higher threshold.

•	In instances where there are conflicting management and shareholder special meeting proposals and the company does not currently maintain a special meeting right, Glass Lewis may consider recommending that shareholders vote in favor of the shareholder proposal and recommending that shareholders abstain from voting on management’s proposal.

•	In instances where companies have excluded a special meeting shareholder proposal in favor of a management proposal ratifying an existing special meeting right, Glass Lewis will typically recommend against the ratification proposal as well as members of the nominating and governance committee.

Glass Lewis will also be making note of instances where the SEC has allowed companies to exclude shareholder proposals, which may result in recommendations against members of the governance committee. In recent years, we have seen the dynamic nature of the considerations given by the SEC when determining whether companies may exclude certain shareholder proposals. We understand that not all shareholder proposals serve the long-term interests of shareholders and value and respect the limitations placed on shareholder proponents when submitting proposals to a vote of shareholders, as certain shareholder proposals can unduly burden companies. However, in the event that we believe that the exclusion of a shareholder proposal was detrimental to shareholders, we may, in very limited circumstances, recommend against the members of the governance committee.

ENVIRONMENTAL AND SOCIAL RISK OVERSIGHT

We have codified our approach to reviewing how boards are overseeing environmental and social issues. For large cap companies and in instances where we identify material oversight issues, Glass Lewis will review a company’s overall governance practices and identify which directors or board-level committees have been charged with oversight of environmental and/or social issues. Glass Lewis will also note instances where such oversight has not been clearly defined by companies in their governance documents.

Further, we have clarified that, in instances where it is clear that companies have not properly managed or mitigated environmental or social risks to the detriment of shareholder value, or when such mismanagement has threatened shareholder value, Glass Lewis may consider recommending that shareholders vote against members of the board who are responsible for oversight of environmental and social risks. In the absence of explicit board oversight of environmental and social issues, Glass Lewis may recommend that shareholders vote against members of the audit committee. In making these determinations, Glass Lewis will carefully review the situation, its effect on shareholder value, as well as any corrective action or other response made by the company.

RATIFICATION OF AUDITOR: ADDITIONAL CONSIDERATIONS

We have codified additional factors we will consider when reviewing auditor ratification proposals, and extended our discussion of auditor ratification to reflect updated disclosure standards. Specifically, additional factors we will consider include the auditor’s tenure, a pattern of inaccurate audits, and any ongoing litigation or significant controversies which call into question an auditor’s effectiveness. In limited cases, these factors may contribute to a recommendation against auditor ratification.

VIRTUAL-ONLY SHAREHOLDER MEETINGS

Our policy regarding virtual-only shareholder meetings, announced in November 2017, will take effect for meetings held after January 1, 2019. Under this new policy, for companies that opt to hold their annual shareholder meeting by virtual means, and without the option of attending the meeting in person, Glass Lewis will examine the company’s disclosure of its virtual meeting procedures and may recommend voting against members of the governance committee if the company does not provide disclosure assuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

Examples of effective disclosure include: (i) addressing the ability of shareholders to ask questions during the meeting, including time guidelines for shareholder questions, rules around what types of questions are allowed, and rules for how questions and comments will be recognized and disclosed to meeting participants; (ii) procedures, if any, for posting appropriate questions received during the meeting, and the company’s answers, on the investor page of their website as soon as is practical after the meeting; (iii) addressing technical and logistical issues related to accessing the virtual meeting platform; and (iv) procedures for accessing technical support to assist in the event of any difficulties accessing the virtual meeting.

EXECUTIVE COMPENSATION

ADDED EXCISE TAX GROSS-UPS

When analyzing the performance of the board’s compensation committee, we will now include the inclusion of new excise tax gross-up provisions as an additional factor that may contribute to a negative voting recommendation. When new excise tax gross-ups are provided for in executive employment agreements, we will consider recommending against members of the compensation committee, particularly in situations where a company previously committed not to provide any such entitlements in the future.

CONTRACTUAL PAYMENTS AND ARRANGEMENTS

We have extended our policy regarding contractual payments and arrangements, and clarified the terms that may contribute to a negative voting recommendation on a say-on-pay proposal. When evaluating severance and sign-on arrangements, we consider general U.S. market practice, as well as the size and design of entitlements.

EXECUTIVE COMPENSATION DISCLOSURE FOR SMALLER REPORTING COMPANIES

When analyzing the performance of a board’s compensation committee, we will consider the impact of materially decreased CD&A disclosure when formulating our recommendations and may consider recommending against members of the committee where a reduction in disclosure substantially impacts shareholders’ ability to make an informed assessment of the company’s executive pay practices.

In June 2018, the SEC adopted amendments to raise the thresholds in the definition of “smaller reporting company” (or “SRC”), thereby significantly expanding the number of companies eligible to comply with reduced disclosure requirements. Specifically, a company with less than $250 million of public float, or a company with less than $100 million in annual revenues and either no public float or a public float of less than $700 million will be eligible. Under the lower disclosure standard, a company is only required to disclose two years of summary compensation table information rather than three, and for the top three named executive officers rather than five. Additionally, SRCs are not required to provide a compensation discussion and analysis, or tables detailing grants of plan-based awards to executives.

GRANTS OF FRONT-LOADED AWARDS

We have added a discussion of grants of front-loaded awards. We believe that there are certain risks associated with the use of this structure. When evaluating such awards, Glass Lewis takes quantum, design and the company’s rationale for granting awards under this structure into consideration.

RECOUPMENT PROVISIONS (“CLAWBACKS”)

We have clarified our policy regarding “Recoupment Provisions (“Clawbacks”)”, as we are increasingly focusing attention on the specific terms of recoupment policies beyond whether a company maintains a “clawback” that simply satisfies the minimum legal requirements.

OTHER EXECUTIVE COMPENSATION CLARIFICATIONS

In addition to the above, we have clarified and formalized several aspects of our current executive compensation policy guidelines. These include updated language in our discussion of how peer groups contribute to recommendations, revising our description of the pay-for-performance model, and adding discussion on the consideration of discretion in incentive plans. We have also added an explanation of the structure and disclosure ratings in our Proxy Papers and addressed certain recent developments in our discussion of director compensation and bonus plans.

CLARIFYING AMENDMENTS

While we have not changed our current approach to the following topics, we have codified our policies pertaining to the following:

AUDITOR RATIFICATION PROPOSALS AT BUSINESS DEVELOPMENT COMPANIES (“BDCS”)

We have clarified why we do not recommend voting against members of the audit committees of business development companies for failing to include auditor ratification on the ballot alongside a proposal to issue shares below NAV.

DIRECTOR RECOMMENDATIONS ON THE BASIS OF COMPANY PERFORMANCE

With regard to our voting recommendations on the basis of company performance, we have clarified that in addition to the company’s stock price performance, we consider the company’s overall corporate governance, pay-for-performance alignment and responsiveness to shareholders, and that our recommendation is not based solely on stock price performance in the bottom quartile of the company’s sector.

DIRECTOR AND OFFICER INDEMNIFICATION

We have added a section clarifying our approach to analyzing indemnification provisions for directors and officers. While Glass Lewis strongly believes that directors and officers should be held to the highest standard when carrying out their duties to shareholders, some protection from liability is reasonable to protect them against certain suits so that these officers feel comfortable taking measured risks that may benefit shareholders. As such, we find it appropriate for a company to provide indemnification and/or enroll in liability insurance to cover its directors and officers so long as the terms of such agreements are reasonable.

NOL PROTECTIVE AMENDMENTS

Previously, when companies proposed the adoption of a NOL Poison Pill in addition to a separate proposal seeking approval of “protective amendments” to restrict certain share transfers, we would generally support adoption of the NOL Pill while opposing the protective amendment, on the grounds that the pill itself would be sufficiently restrictive to protect the company’s deferred tax assets. Given that it is common practice in the United States to seek approval of both proposals simultaneously in order to appropriately protect such assets, we have clarified that in cases where companies propose adoption of both a NOL Poison Pill and an additional bylaw amendment restricting certain share transfers, we may support both as long as we find the terms to be reasonable.

OTC-LISTED COMPANIES

We have added a section clarifying our approach to analyzing OTC-listed companies and our recommendations relating to lack of sufficient disclosure. Specifically, we have clarified that in cases where shareholders are not provided with information regarding the composition of the board, its key committees or other basic governance practices, we generally hold the chair of the board’s governance committee responsible, or the chair of the board in cases where no governance committee is disclosed.

QUORUM REQUIREMENTS

We have added a section clarifying our approach to analyzing quorum requirements for shareholder meetings. Glass Lewis generally believes that a company’s quorum requirement should be set at a level high enough to ensure that a broad range of shareholders is represented in person or by proxy, but low enough that the company can transact necessary business.

We generally believe that a majority of outstanding shares entitled to vote is an appropriate quorum for the transaction of business at shareholder meetings. However, should a company seek shareholder approval of a lower quorum requirement we will generally support a reduced quorum of at least one-third of shares entitled to vote, either in person or by proxy. When evaluating such proposals, we also consider the specific facts and circumstances of the company such as size and shareholder base.

HOUSEKEEPING CHANGES

Lastly, we have made several minor edits of a housekeeping nature, including the removal of several outdated references, in order to enhance clarity and readability.

A Board of Directors that Serves the Interests of Shareholders

ELECTION OF DIRECTORS

The purpose of Glass Lewis’ proxy research and advice is to facilitate shareholder voting in favor of governance structures that will drive performance, create shareholder value and maintain a proper tone at the top. Glass Lewis looks for talented boards with a record of protecting shareholders and delivering value over the medium and long-term. We believe that a board can best protect and enhance the interests of shareholders if it is sufficiently independent, has a record of positive performance, and consists of individuals with diverse backgrounds and a breadth and depth of relevant experience.

INDEPENDENCE

The independence of directors, or lack thereof, is ultimately demonstrated through the decisions they make. In assessing the independence of directors, we will take into consideration, when appropriate, whether a director has a track record indicative of making objective decisions. Likewise, when assessing the independence of directors we will also examine when a director’s track record on multiple boards indicates a lack of objective decision-making. Ultimately, we believe the determination of whether a director is independent or not must take into consideration both compliance with the applicable independence listing requirements as well as judgments made by the director.

We look at each director nominee to examine the director’s relationships with the company, the company’s executives, and other directors. We do this to evaluate whether personal, familial, or financial relationships (not including director compensation) may impact the director’s decisions. We believe that such relationships make it difficult for a director to put shareholders’ interests above the director’s or the related party’s interests. We also believe that a director who owns more than 20% of a company can exert disproportionate influence on the board, and therefore believe such a director’s independence may be hampered, in particular when serving on the audit committee.

Thus, we put directors into three categories based on an examination of the type of relationship they have with the company:

Independent Director — An independent director has no material financial, familial or other current relationships with the company, its executives, or other board members, except for board service and standard fees paid for that service. Relationships that existed within three to five years1 before the inquiry are usually considered “current” for purposes of this test.

Affiliated Director — An affiliated director has, (or within the past three years, had) a material financial, familial or other relationship with the company or its executives, but is not an employee of the company.2 This includes directors whose employers have a material financial relationship with the company.3 In addition, we view a director who either owns or controls 20% or more of the company’s voting stock, or is an employee or affiliate of an entity that controls such amount, as an affiliate.4

1	NASDAQ originally proposed a five-year look-back period but both it and the NYSE ultimately settled on a three-year look-back prior to finalizing their rules. A five-year standard is more appropriate, in our view, because we believe that the unwinding of conflicting relationships between former management and board members is more likely to be complete and final after five years. However, Glass Lewis does not apply the five-year look-back period to directors who have previously served as executives of the company on an interim basis for less than one year.
2	If a company does not consider a non-employee director to be independent, Glass Lewis will classify that director as an affiliate.
3	We allow a five-year grace period for former executives of the company or merged companies who have consulting agreements with the surviving company. (We do not automatically recommend voting against directors in such cases for the first five years.) If the consulting agreement persists after this five-year grace period, we apply the materiality thresholds outlined in the definition of “material.”
4	This includes a director who serves on a board as a representative (as part of his or her basic responsibilities) of an investment firm with greater than 20% ownership. However, while we will generally consider him/her to be affiliated, we will not recommend voting against unless (i) the investment firm has disproportionate board representation or (ii) the director serves on the audit committee.

We view 20% shareholders as affiliates because they typically have access to and involvement with the management of a company that is fundamentally different from that of ordinary shareholders. More importantly, 20% holders may have interests that diverge from those of ordinary holders, for reasons such as the liquidity (or lack thereof) of their holdings, personal tax issues, etc.

Glass Lewis applies a three-year look back period to all directors who have an affiliation with the company other than former employment, for which we apply a five-year look back.

Definition of “Material”: A material relationship is one in which the dollar value exceeds:

•	$50,000 (or where no amount is disclosed) for directors who are paid for a service they have agreed to perform for the company, outside of their service as a director, including professional or other services; or

•	$120,000 (or where no amount is disclosed) for those directors employed by a professional services firm such as a law firm, investment bank, or consulting firm and the company pays the firm, not the individual, for services.[5] This dollar limit would also apply to charitable contributions to schools where a board member is a professor; or charities where a director serves on the board or is an executive;[6] and any aircraft and real estate dealings between the company and the director’s firm; or

•	1% of either company’s consolidated gross revenue for other business relationships (e.g., where the director is an executive officer of a company that provides services or products to or receives services or products from the company).[7]

Definition of “Familial” — Familial relationships include a person’s spouse, parents, children, siblings, grandparents, uncles, aunts, cousins, nieces, nephews, in-laws, and anyone (other than domestic employees) who shares such person’s home. A director is an affiliate if: i) he or she has a family member who is employed by the company and receives more than $120,000 in annual compensation; or, ii) he or she has a family member who is employed by the company and the company does not disclose this individual’s compensation.

Definition of “Company” — A company includes any parent or subsidiary in a group with the company or any entity that merged with, was acquired by, or acquired the company.

Inside Director — An inside director simultaneously serves as a director and as an employee of the company. This category may include a board chair who acts as an employee of the company or is paid as an employee of the company. In our view, an inside director who derives a greater amount of income as a result of affiliated transactions with the company rather than through compensation paid by the company (i.e., salary, bonus, etc. as a company employee) faces a conflict between making decisions that are in the best interests of the company versus those in the director’s own best interests. Therefore, we will recommend voting against such a director.

5	We may deem such a transaction to be immaterial where the amount represents less than 1% of the firm’s annual revenues and the board provides a compelling rationale as to why the director’s independence is not affected by the relationship.
6	We will generally take into consideration the size and nature of such charitable entities in relation to the company’s size and industry along with any other relevant factors such as the director’s role at the charity. However, unlike for other types of related party transactions, Glass Lewis generally does not apply a look-back period to affiliated relationships involving charitable contributions; if the relationship between the director and the school or charity ceases, or if the company discontinues its donations to the entity, we will consider the director to be independent.
7	This includes cases where a director is employed by, or closely affiliated with, a private equity firm that profits from an acquisition made by the company. Unless disclosure suggests otherwise, we presume the director is affiliated.

Additionally, we believe a director who is currently serving in an interim management position should be considered an insider, while a director who previously served in an interim management position for less than one year and is no longer serving in such capacity is considered independent. Moreover, a director who previously served in an interim management position for over one year and is no longer serving in such capacity is considered an affiliate for five years following the date of his/her resignation or departure from the interim management position.

VOTING RECOMMENDATIONS ON THE BASIS OF BOARD INDEPENDENCE

Glass Lewis believes a board will be most effective in protecting shareholders’ interests if it is at least two-thirds independent. We note that each of the Business Roundtable, the Conference Board, and the Council of Institutional Investors advocates that two-thirds of the board be independent. Where more than one-third of the members are affiliated or inside directors, we typically8 recommend voting against some of the inside and/ or affiliated directors in order to satisfy the two-thirds threshold.

In the case of a less than two-thirds independent board, Glass Lewis strongly supports the existence of a presiding or lead director with authority to set the meeting agendas and to lead sessions outside the insider chair’s presence.

In addition, we scrutinize avowedly “independent” chairs and lead directors. We believe that they should be unquestionably independent or the company should not tout them as such.

COMMITTEE INDEPENDENCE

We believe that only independent directors should serve on a company’s audit, compensation, nominating, and governance committees.9 We typically recommend that shareholders vote against any affiliated or inside director seeking appointment to an audit, compensation, nominating, or governance committee, or who has served in that capacity in the past year.

Pursuant to Section 952 of the Dodd-Frank Act, as of January 11, 2013, the SEC approved new listing requirements for both the NYSE and NASDAQ which require that boards apply enhanced standards of independence when making an affirmative determination of the independence of compensation committee members. Specifically, when making this determination, in addition to the factors considered when assessing general director independence, the board’s considerations must include: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by the listed company to the director (the “Fees Factor”); and (ii) whether the director is affiliated with the listing company, its subsidiaries, or affiliates of its subsidiaries (the “Affiliation Factor”).

Glass Lewis believes it is important for boards to consider these enhanced independence factors when assessing compensation committee members. However, as discussed above in the section titled Independence, we apply our own standards when assessing the independence of directors, and these standards also take into account consulting and advisory fees paid to the director, as well as the director’s affiliations with the company and its subsidiaries and affiliates. We may recommend voting against compensation committee members who are not independent based on our standards.

8	With a staggered board, if the affiliates or insiders that we believe should not be on the board are not up for election, we will express our concern regarding those directors, but we will not recommend voting against the other affiliates or insiders who are up for election just to achieve two-thirds independence. However, we will consider recommending voting against the directors subject to our concern at their next election if the issue giving rise to the concern is not resolved.
9	We will recommend voting against an audit committee member who owns 20% or more of the company’s stock, and we believe that there should be a maximum of one director (or no directors if the committee is comprised of less than three directors) who owns 20% or more of the company’s stock on the compensation, nominating, and governance committees.

INDEPENDENT CHAIR

Glass Lewis believes that separating the roles of CEO (or, more rarely, another executive position) and chair creates a better governance structure than a combined CEO/chair position. An executive manages the business according to a course the board charts. Executives should report to the board regarding their performance in achieving goals set by the board. This is needlessly complicated when a CEO chairs the board, since a CEO/chair presumably will have a significant influence over the board.

While many companies have an independent lead or presiding director who performs many of the same functions of an independent chair (e.g., setting the board meeting agenda), we do not believe this alternate form of independent board leadership provides as robust protection for shareholders as an independent chair.

It can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board.

A CEO should set the strategic course for the company, with the board’s approval, and the board should enable the CEO to carry out the CEO’s vision for accomplishing the board’s objectives. Failure to achieve the board’s objectives should lead the board to replace that CEO with someone in whom the board has confidence.

Likewise, an independent chair can better oversee executives and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and effective board of directors that is better able to look out for the interests of shareholders.

Further, it is the board’s responsibility to select a chief executive who can best serve a company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and happens less frequently when the chief executive is also in the position of overseeing the board.

Glass Lewis believes that the installation of an independent chair is almost always a positive step from a corporate governance perspective and promotes the best interests of shareholders. Further, the presence of an independent chair fosters the creation of a thoughtful and dynamic board, not dominated by the views of senior management. Encouragingly, many companies appear to be moving in this direction — one study indicates that only 10 percent of incoming CEOs in 2014 were awarded the chair title, versus 48 percent in 2002.10 Another study finds that 51 percent of S&P 500 boards now separate the CEO and chair roles, up from 37 percent in 2009, although the same study found that only 28 percent of S&P 500 boards have truly independent chairs.11

We do not recommend that shareholders vote against CEOs who chair the board. However, we typically recommend that our clients support separating the roles of chair and CEO whenever that question is posed in a proxy (typically in the form of a shareholder proposal), as we believe that it is in the long-term best interests of the company and its shareholders.

Further, where the company has neither an independent chair nor independent lead director, we will recommend voting against the chair of the governance committee.

10	Ken Favaro, Per-Ola Karlsson and Gary L. Nelson. “The $112 Billion CEO Succession Problem.” (Strategy+Business, Issue 79, Summer 2015).
11	Spencer Stuart Board Index, 2017, p. 24.

PERFORMANCE

The most crucial test of a board’s commitment to the company and its shareholders lies in the actions of the board and its members. We look at the performance of these individuals as directors and executives of the company and of other companies where they have served.

We find that a director’s past conduct is often indicative of future conduct and performance. We often find directors with a history of overpaying executives or of serving on boards where avoidable disasters have occurred serving on the boards of companies with similar problems. Glass Lewis has a proprietary database of directors serving at over 8,000 of the most widely held U.S. companies. We use this database to track the performance of directors across companies.

VOTING RECOMMENDATIONS ON THE BASIS OF PERFORMANCE

We typically recommend that shareholders vote against directors who have served on boards or as executives of companies with records of poor performance, inadequate risk oversight, excessive compensation, auditor accounting-related issues, and/or other indicators of mismanagement or actions against the interests of shareholders. We will reevaluate such directors based on, among other factors, the length of time passed since the incident giving rise to the concern, shareholder support for the director, the severity of the issue, the director’s role (e.g., committee membership), director tenure at the subject company, whether ethical lapses accompanied the oversight lapse, and evidence of strong oversight at other companies.

Likewise, we examine the backgrounds of those who serve on key board committees to ensure that they have the required skills and diverse backgrounds to make informed judgments about the subject matter for which the committee is responsible.

We believe shareholders should avoid electing directors who have a record of not fulfilling their responsibilities to shareholders at any company where they have held a board or executive position. We typically recommend voting against:

1.	A director who fails to attend a minimum of 75% of board and applicable committee meetings, calculated in the aggregate.[12]

2.	A director who belatedly filed a significant form(s) 4 or 5, or who has a pattern of late filings if the late filing was the director’s fault (we look at these late filing situations on a case-by-case basis).

3.	A director who is also the CEO of a company where a serious and material restatement has occurred after the CEO had previously certified the pre-restatement financial statements.

4.	A director who has received two against recommendations from Glass Lewis for identical reasons within the prior year at different companies (the same situation must also apply at the company being analyzed).

Furthermore, with consideration given to the company’s overall corporate governance, pay-for-performance alignment and board responsiveness to shareholders, we may recommend voting against directors who served throughout a period in which the company performed significantly worse than peers and the directors have not taken reasonable steps to address the poor performance.

12	However, where a director has served for less than one full year, we will typically not recommend voting against for failure to attend 75% of meetings. Rather, we will note the poor attendance with a recommendation to track this issue going forward. We will also refrain from recommending to vote against directors when the proxy discloses that the director missed the meetings due to serious illness or other extenuating circumstances.

BOARD RESPONSIVENESS

Glass Lewis believes that any time 20% or more of shareholders vote contrary to the recommendation of management, the board should, depending on the issue, demonstrate some level of responsiveness to address the concerns of shareholders. These include instances when 20% or more of shareholders (excluding abstentions and broker non-votes): WITHHOLD votes from (or vote AGAINST) a director nominee, vote AGAINST a management-sponsored proposal, or vote FOR a shareholder proposal. In our view, a 20% threshold is significant enough to warrant a close examination of the underlying issues and an evaluation of whether or not a board response was warranted and, if so, whether the board responded appropriately following the vote, particularly in the case of a compensation or director election proposal. While the 20% threshold alone will not automatically generate a negative vote recommendation from Glass Lewis on a future proposal (e.g., to recommend against a director nominee, against a say-on-pay proposal, etc.), it may be a contributing factor to our recommendation to vote against management’s recommendation in the event we determine that the board did not respond appropriately.

With regards to companies where voting control is held through a dual-class share structure with disproportionate voting and economic rights, we will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted. Where vote results indicate that a majority of unaffiliated shareholders supported a shareholder proposal or opposed a management proposal, we believe the board should demonstrate an appropriate level of responsiveness.

As a general framework, our evaluation of board responsiveness involves a review of publicly available disclosures (e.g., the proxy statement, annual report, 8-Ks, company website, etc.) released following the date of the company’s last annual meeting up through the publication date of our most current Proxy Paper. Depending on the specific issue, our focus typically includes, but is not limited to, the following:

•	At the board level, any changes in directorships, committee memberships, disclosure of related party transactions, meeting attendance, or other responsibilities;

•	Any revisions made to the company’s articles of incorporation, bylaws or other governance documents;

•	Any press or news releases indicating changes in, or the adoption of, new company policies, business practices or special reports; and

•	Any modifications made to the design and structure of the company’s compensation program, as well as an assessment of the company’s engagement with shareholders on compensation issues as discussed in the CD&A, particularly following a material vote against a company’s say-on-pay.

Our Proxy Paper analysis will include a case-by-case assessment of the specific elements of board responsiveness that we examined along with an explanation of how that assessment impacts our current voting recommendations.

THE ROLE OF A COMMITTEE CHAIR

Glass Lewis believes that a designated committee chair maintains primary responsibility for the actions of his or her respective committee. As such, many of our committee-specific voting recommendations are against the applicable committee chair rather than the entire committee (depending on the seriousness of the issue). However, in cases where we would ordinarily recommend voting against a committee chair but the chair is not specified, we apply the following general rules, which apply throughout our guidelines:

•	If there is no committee chair, we recommend voting against the longest-serving committee member or, if the longest-serving committee member cannot be determined, the longest-serving board member serving on the committee (i.e., in either case, the “senior director”); and

•	If there is no committee chair, but multiple senior directors serving on the committee, we recommend voting against both (or all) such senior directors.

In our view, companies should provide clear disclosure of which director is charged with overseeing each committee. In cases where that simple framework is ignored and a reasonable analysis cannot determine which committee member is the designated leader, we believe shareholder action against the longest serving committee member(s) is warranted. Again, this only applies if we would ordinarily recommend voting against the committee chair but there is either no such position or no designated director in such role.

On the contrary, in cases where there is a designated committee chair and the recommendation is to vote against the committee chair, but the chair is not up for election because the board is staggered, we do not recommend voting against any members of the committee who are up for election; rather, we will note the concern with regard to the committee chair.

AUDIT COMMITTEES AND PERFORMANCE

Audit committees play an integral role in overseeing the financial reporting process because stable capital markets depend on reliable, transparent, and objective financial information to support an efficient and effective capital market process. Audit committees play a vital role in providing this disclosure to shareholders.

When assessing an audit committee’s performance, we are aware that an audit committee does not prepare financial statements, is not responsible for making the key judgments and assumptions that affect the financial statements, and does not audit the numbers or the disclosures provided to investors. Rather, an audit committee member monitors and oversees the process and procedures that management and auditors perform. The 1999 Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees stated it best:

A proper and well-functioning system exists, therefore, when the three main groups responsible for financial reporting — the full board including the audit committee, financial management including the internal auditors, and the outside auditors — form a ‘three legged stool’ that supports responsible financial disclosure and active participatory oversight. However, in the view of the Committee, the audit committee must be ‘first among equals’ in this process, since the audit committee is an extension of the full board and hence the ultimate monitor of the process.

STANDARDS FOR ASSESSING THE AUDIT COMMITTEE

For an audit committee to function effectively on investors’ behalf, it must include members with sufficient knowledge to diligently carry out their responsibilities. In its audit and accounting recommendations, the Conference Board Commission on Public Trust and Private Enterprise said “members of the audit committee must be independent and have both knowledge and experience in auditing financial matters.”13

We are skeptical of audit committees where there are members that lack expertise as a Certified Public Accountant (CPA), Chief Financial Officer (CFO) or corporate controller, or similar experience. While we will not necessarily recommend voting against members of an audit committee when such expertise is lacking, we are more likely to recommend voting against committee members when a problem such as a restatement occurs and such expertise is lacking.

Glass Lewis generally assesses audit committees against the decisions they make with respect to their oversight and monitoring role. The quality and integrity of the financial statements and earnings reports, the completeness of disclosures necessary for investors to make informed decisions, and the effectiveness of the internal controls should provide reasonable assurance that the financial statements are materially free from errors. The independence of the external auditors and the results of their work all provide useful information by which to assess the audit committee.

13	Commission on Public Trust and Private Enterprise. The Conference Board. 2003.

When assessing the decisions and actions of the audit committee, we typically defer to its judgment and generally recommend voting in favor of its members. However, we will consider recommending that shareholders vote against the following:14

1.	All members of the audit committee when options were backdated, there is a lack of adequate controls in place, there was a resulting restatement, and disclosures indicate there was a lack of documentation with respect to the option grants.

2.	The audit committee chair, if the audit committee does not have a financial expert or the committee’s financial expert does not have a demonstrable financial background sufficient to understand the financial issues unique to public companies.

3.	The audit committee chair, if the audit committee did not meet at least four times during the year.

4.	The audit committee chair, if the committee has less than three members.

5.	Any audit committee member who sits on more than three public company audit committees, unless the audit committee member is a retired CPA, CFO, controller or has similar experience, in which case the limit shall be four committees, taking time and availability into consideration including a review of the audit committee member’s attendance at all board and committee meetings.[15]

6.	All members of an audit committee who are up for election and who served on the committee at the time of the audit, if audit and audit-related fees total one-third or less of the total fees billed by the auditor.

7.	The audit committee chair when tax and/or other fees are greater than audit and audit-related fees paid to the auditor for more than one year in a row (in which case we also recommend against ratification of the auditor).

8.	All members of an audit committee where non-audit fees include fees for tax services (including, but not limited to, such things as tax avoidance or shelter schemes) for senior executives of the company. Such services are prohibited by the Public Company Accounting Oversight Board (“PCAOB”).

9.	All members of an audit committee that reappointed an auditor that we no longer consider to be independent for reasons unrelated to fee proportions.

10.	All members of an audit committee when audit fees are excessively low, especially when compared with other companies in the same industry.

11.	The audit committee chair[16] if the committee failed to put auditor ratification on the ballot for shareholder approval. However, if the non-audit fees or tax fees exceed audit plus audit-related fees in either the current or the prior year, then Glass Lewis will recommend voting against the entire audit committee.

12.	All members of an audit committee where the auditor has resigned and reported that a section 10A17 letter has been issued.

14	As discussed under the section labeled “Committee Chair,” where the recommendation is to vote against the committee chair but the chair is not up for election because the board is staggered, we do not recommend voting against the members of the committee who are up for election; rather, we will note the concern with regard to the committee chair.
15	Glass Lewis may exempt certain audit committee members from the above threshold if, upon further analysis of relevant factors such as the director’s experience, the size, industry-mix and location of the companies involved and the director’s attendance at all the companies, we can reasonably determine that the audit committee member is likely not hindered by multiple audit committee commitments.
16	As discussed under the section labeled “Committee Chair,” in all cases, if the chair of the committee is not specified, we recommend voting against the director who has been on the committee the longest.
17	Auditors are required to report all potential illegal acts to management and the audit committee unless they are clearly inconsequential in nature. If the audit committee or the board fails to take appropriate action on an act that has been determined to be a violation of the law, the independent auditor is required to send a section 10A letter to the SEC. Such letters are rare and therefore we believe should be taken seriously.

13.	All members of an audit committee at a time when material accounting fraud occurred at the company.[18]

14.	All members of an audit committee at a time when annual and/or multiple quarterly financial statements had to be restated, and any of the following factors apply:

•	The restatement involves fraud or manipulation by insiders;

•	The restatement is accompanied by an SEC inquiry or investigation;

•	The restatement involves revenue recognition;

•	The restatement results in a greater than 5% adjustment to costs of goods sold, operating expense, or operating cash flows; or

•	The restatement results in a greater than 5% adjustment to net income, 10% adjustment to assets or shareholders equity, or cash flows from financing or investing activities.

15.	All members of an audit committee if the company repeatedly fails to file its financial reports in a timely fashion. For example, the company has filed two or more quarterly or annual financial statements late within the last five quarters.

16.	All members of an audit committee when it has been disclosed that a law enforcement agency has charged the company and/or its employees with a violation of the Foreign Corrupt Practices Act (FCPA).

17.	All members of an audit committee when the company has aggressive accounting policies and/or poor disclosure or lack of sufficient transparency in its financial statements.

18.	All members of the audit committee when there is a disagreement with the auditor and the auditor resigns or is dismissed (e.g., the company receives an adverse opinion on its financial statements from the auditor).

19.	All members of the audit committee if the contract with the auditor specifically limits the auditor’s liability to the company for damages.[19]

20.	All members of the audit committee who served since the date of the company’s last annual meeting, and when, since the last annual meeting, the company has reported a material weakness that has not yet been corrected, or, when the company has an ongoing material weakness from a prior year that has not yet been corrected.

We also take a dim view of audit committee reports that are boilerplate, and which provide little or no information or transparency to investors. When a problem such as a material weakness, restatement or late filings occurs, we take into consideration, in forming our judgment with respect to the audit committee, the transparency of the audit committee report.

COMPENSATION COMMITTEE PERFORMANCE

Compensation committees have a critical role in determining the compensation of executives. This includes deciding the basis on which compensation is determined, as well as the amounts and types of compensation to be paid. This process begins with the hiring and initial establishment of employment agreements, including the terms for such items as pay, pensions and severance arrangements. It is important in establishing compensation arrangements that compensation be consistent with, and based on the long-term economic performance of, the business’s long-term shareholders returns.

18	Research indicates that revenue fraud now accounts for over 60% of SEC fraud cases, and that companies that engage in fraud experience significant negative abnormal stock price declines—facing bankruptcy, delisting, and material asset sales at much higher rates than do non-fraud firms (Committee of Sponsoring Organizations of the Treadway Commission. “Fraudulent Financial Reporting: 1998-2007.” May 2010).
19	The Council of Institutional Investors. “Corporate Governance Policies,” p. 4, April 5, 2006; and “Letter from Council of Institutional Investors to the AICPA,” November 8, 2006.

Compensation committees are also responsible for the oversight of the transparency of compensation. This oversight includes disclosure of compensation arrangements, the matrix used in assessing pay for performance, and the use of compensation consultants. In order to ensure the independence of the board’s compensation consultant, we believe the compensation committee should only engage a compensation consultant that is not also providing any services to the company or management apart from their contract with the compensation committee. It is important to investors that they have clear and complete disclosure of all the significant terms of compensation arrangements in order to make informed decisions with respect to the oversight and decisions of the compensation committee.

Finally, compensation committees are responsible for oversight of internal controls over the executive compensation process. This includes controls over gathering information used to determine compensation, establishment of equity award plans, and granting of equity awards. For example, the use of a compensation consultant who maintains a business relationship with company management may cause the committee to make decisions based on information that is compromised by the consultant’s conflict of interests. Lax controls can also contribute to improper awards of compensation such as through granting of backdated or spring-loaded options, or granting of bonuses when triggers for bonus payments have not been met.

Central to understanding the actions of a compensation committee is a careful review of the Compensation Discussion and Analysis (“CD&A”) report included in each company’s proxy. We review the CD&A in our evaluation of the overall compensation practices of a company, as overseen by the compensation committee. The CD&A is also integral to the evaluation of compensation proposals at companies, such as advisory votes on executive compensation, which allow shareholders to vote on the compensation paid to a company’s top executives.

When assessing the performance of compensation committees, we will consider recommending that shareholders vote against the following:20

1.	All members of a compensation committee during whose tenure the committee failed to address shareholder concerns following majority shareholder rejection of the say-on-pay proposal in the previous year. Where the proposal was approved but there was a significant shareholder vote (i.e., greater than 20% of votes cast) against the say-on-pay proposal in the prior year, if the board did not respond sufficiently to the vote including actively engaging shareholders on this issue, we will also consider recommending voting against the chair of the compensation committee or all members of the compensation committee, depending on the severity and history of the compensation problems and the level of shareholder opposition.

2.	All members of the compensation committee who are up for election and served when the company failed to align pay with performance if shareholders are not provided with an advisory vote on executive compensation at the annual meeting.[21]

20	As discussed under the section labeled “Committee Chair,” where the recommendation is to vote against the committee chair and the chair is not up for election because the board is staggered, we do not recommend voting against any members of the committee who are up for election; rather, we will note the concern with regard to the committee chair.
21	If a company provides shareholders with a say-on-pay proposal, we will initially only recommend voting against the company’s say-on-pay proposal and will not recommend voting against the members of the compensation committee unless there is a pattern of failing to align pay and performance and/or the company exhibits egregious compensation practices. However, if the company repeatedly fails to align pay and performance, we will then recommend against the members of the compensation committee in addition to recommending voting against the say-on-pay proposal. For cases in which the disconnect between pay and performance is marginal and the company has outperformed its peers, we will consider not recommending against compensation committee members. In addition, if a company provides shareholders with a say-on-pay proposal, we will initially only recommend voting against the company’s say-on-pay proposal and will not recommend voting against the members of the compensation committee unless there is a pattern of failing to align pay and performance and/or the company exhibits egregious compensation practices. However, if the company repeatedly fails to align pay and performance, we will then recommend against the members of the compensation committee in addition to recommending voting against the say-on-pay proposal.

3.	Any member of the compensation committee who has served on the compensation committee of at least two other public companies that have consistently failed to align pay with performance and whose oversight of compensation at the company in question is suspect.

4.	All members of the compensation committee (during the relevant time period) if the company entered into excessive employment agreements and/or severance agreements.

5.	All members of the compensation committee when performance goals were changed (i.e., lowered) when employees failed or were unlikely to meet original goals, or performance-based compensation was paid despite goals not being attained.

6.	All members of the compensation committee if excessive employee perquisites and benefits were allowed.

7.	The compensation committee chair if the compensation committee did not meet during the year.

8.	All members of the compensation committee when the company repriced options or completed a “self tender offer” without shareholder approval within the past two years.

9.	All members of the compensation committee when vesting of in-the-money options is accelerated.

10.	All members of the compensation committee when option exercise prices were backdated. Glass Lewis will recommend voting against an executive director who played a role in and participated in option backdating.

11.	All members of the compensation committee when option exercise prices were spring-loaded or otherwise timed around the release of material information.

12.	All members of the compensation committee when a new employment contract is given to an executive that does not include a clawback provision and the company had a material restatement, especially if the restatement was due to fraud.

13.	The chair of the compensation committee where the CD&A provides insufficient or unclear information about performance metrics and goals, where the CD&A indicates that pay is not tied to performance, or where the compensation committee or management has excessive discretion to alter performance terms or increase amounts of awards in contravention of previously defined targets.

14.	All members of the compensation committee during whose tenure the committee failed to implement a shareholder proposal regarding a compensation-related issue, where the proposal received the affirmative vote of a majority of the voting shares at a shareholder meeting, and when a reasonable analysis suggests that the compensation committee (rather than the governance committee) should have taken steps to implement the request.[22]

15.	All members of the compensation committee when the board has materially decreased proxy statement disclosure regarding executive compensation policies and procedures in a manner which substantially impacts shareholders’ ability to make an informed assessment of the company’s executive pay practices.

16.	All members of the compensation committee when new excise tax gross-up provisions are adopted in employment agreements with executives, particularly in cases where the company previously committed not to provide any such entitlements in the future.

22	In all other instances (i.e., a non-compensation-related shareholder proposal should have been implemented) we recommend that shareholders vote against the members of the governance committee.

NOMINATING AND GOVERNANCE COMMITTEE PERFORMANCE

The nominating and governance committee, as an agent for the shareholders, is responsible for the governance by the board of the company and its executives. In performing this role, the committee is responsible and accountable for selection of objective and competent board members. It is also responsible for providing leadership on governance policies adopted by the company, such as decisions to implement shareholder proposals that have received a majority vote. (At most companies, a single committee is charged with these oversight functions; at others, the governance and nominating responsibilities are apportioned among two separate committees.)

Consistent with Glass Lewis’ philosophy that boards should have diverse backgrounds and members with a breadth and depth of relevant experience, we believe that nominating and governance committees should consider diversity when making director nominations within the context of each specific company and its industry. In our view, shareholders are best served when boards make an effort to ensure a constituency that is not only reasonably diverse on the basis of age, race, gender and ethnicity, but also on the basis of geographic knowledge, industry experience, board tenure and culture.

Regarding the committee responsible for governance, we will consider recommending that shareholders vote against the following:23

1.	All members of the governance committee[24] during whose tenure a shareholder proposal relating to important shareholder rights received support from a majority of the votes cast (excluding abstentions and broker non-votes) and the board has not begun to implement or enact the proposal’s subject matter.[25] Examples of such shareholder proposals include those seeking a declassified board structure, a majority vote standard for director elections, or a right to call a special meeting. In determining whether a board has sufficiently implemented such a proposal, we will examine the quality of the right enacted or proffered by the board for any conditions that may unreasonably interfere with the shareholders’ ability to exercise the right (e.g., overly restrictive procedural requirements for calling a special meeting).

2.	The governance committee chair,[26] when the chair is not independent and an independent lead or presiding director has not been appointed.[27]

3.	In the absence of a nominating committee, the governance committee chair when there are less than five or the whole nominating committee when there are more than 20 members on the board.

4.	The governance committee chair, when the committee fails to meet at all during the year.

5.	The governance committee chair, when for two consecutive years the company provides what we consider to be “inadequate” related party transaction disclosure (i.e., the nature of such transactions and/or the monetary amounts involved are unclear or excessively vague, thereby preventing a shareholder from being able to reasonably interpret the independence status of multiple directors above and beyond what the company maintains is compliant with SEC or applicable stock exchange listing requirements).

23	As discussed in the guidelines section labeled “Committee Chair,” where we would recommend to vote against the committee chair but the chair is not up for election because the board is staggered, we do not recommend voting against any members of the committee who are up for election; rather, we will note the concern with regard to the committee chair.
24	If the board does not have a committee responsible for governance oversight and the board did not implement a shareholder proposal that received the requisite support, we will recommend voting against the entire board. If the shareholder proposal at issue requested that the board adopt a declassified structure, we will recommend voting against all director nominees up for election.
25	Where a compensation-related shareholder proposal should have been implemented, and when a reasonable analysis suggests that the members of the compensation committee (rather than the governance committee) bear the responsibility for failing to implement the request, we recommend that shareholders only vote against members of the compensation committee.
26	As discussed in the guidelines section labeled “Committee Chair,” if the committee chair is not specified, we recommend voting against the director who has been on the committee the longest. If the longest-serving committee member cannot be determined, we will recommend voting against the longest-serving board member serving on the committee.
27	We believe that one independent individual should be appointed to serve as the lead or presiding director. When such a position is rotated among directors from meeting to meeting, we will recommend voting against the governance committee chair as we believe the lack of fixed lead or presiding director means that, effectively, the board does not have an independent board leader.

6.	The governance committee chair, when during the past year the board adopted a forum selection clause (i.e., an exclusive forum provision)[28] without shareholder approval, or if the board is currently seeking shareholder approval of a forum selection clause pursuant to a bundled bylaw amendment rather than as a separate proposal.

7.	All members of the governance committee during whose tenure the board adopted, without shareholder approval, provisions in its charter or bylaws that, through rules on director compensation, may inhibit the ability of shareholders to nominate directors.

8.	The governance committee chair when the board takes actions to limit shareholders’ ability to vote on matters material to shareholder rights (e.g., through the practice of excluding a shareholder proposal by means of ratifying a management proposal that is materially different from the shareholder proposal).

In addition, we may recommend that shareholders vote against the chair of the governance committee, or the entire committee, where the board has amended the company’s governing documents to reduce or remove important shareholder rights, or to otherwise impede the ability of shareholders to exercise such right, and has done so without seeking shareholder approval. Examples of board actions that may cause such a recommendation include: the elimination of the ability of shareholders to call a special meeting or to act by written consent; an increase to the ownership threshold required for shareholders to call a special meeting; an increase to vote requirements for charter or bylaw amendments; the adoption of provisions that limit the ability of shareholders to pursue full legal recourse — such as bylaws that require arbitration of shareholder claims or that require shareholder plaintiffs to pay the company’s legal expenses in the absence of a court victory (i.e., “fee-shifting” or “loser pays” bylaws); the adoption of a classified board structure; and the elimination of the ability of shareholders to remove a director without cause.

Regarding the nominating committee, we will consider recommending that shareholders vote against the following:29

1.	All members of the nominating committee, when the committee nominated or renominated an individual who had a significant conflict of interest or whose past actions demonstrated a lack of integrity or inability to represent shareholder interests.

2.	The nominating committee chair, if the nominating committee did not meet during the year.

3.	In the absence of a governance committee, the nominating committee chair[30] when the chair is not independent, and an independent lead or presiding director has not been appointed.[31]

4.	The nominating committee chair, when there are less than five or the whole nominating committee when there are more than 20 members on the board.[32]

28	A forum selection clause is a bylaw provision stipulating that a certain state, typically where the company is incorporated, which is most often Delaware, shall be the exclusive forum for all intra-corporate disputes (e.g., shareholder derivative actions, assertions of claims of a breach of fiduciary duty, etc.). Such a clause effectively limits a shareholder’s legal remedy regarding appropriate choice of venue and related relief offered under that state’s laws and rulings.
29	As discussed in the guidelines section labeled “Committee Chair,” where we would recommend to vote against the committee chair but the chair is not up for election because the board is staggered, we do not recommend voting against any members of the committee who are up for election; rather, we will note the concern with regard to the committee chair.
30	As discussed under the section labeled “Committee Chair,” if the committee chair is not specified, we will recommend voting against the director who has been on the committee the longest. If the longest-serving committee member cannot be determined, we will recommend voting against the longest-serving board member on the committee.
31	In the absence of both a governance and a nominating committee, we will recommend voting against the board chair on this basis, unless if the chair also serves as the CEO, in which case we will recommend voting against the longest-serving director.
32	In the absence of both a governance and a nominating committee, we will recommend voting against the board chair on this basis, unless if the chair also serves as the CEO, in which case we will recommend voting against the the longest-serving director.

5.	The nominating committee chair, when a director received a greater than 50% against vote the prior year and not only was the director not removed, but the issues that raised shareholder concern were not corrected.[33]

6.	The nominating committee chair when the board has no female directors and has not provided sufficient rationale or disclosed a plan to address the lack of diversity on the board.

In addition, we may consider recommending shareholders vote against the chair of the nominating committee where the board’s failure to ensure the board has directors with relevant experience, either through periodic director assessment or board refreshment, has contributed to a company’s poor performance.

BOARD-LEVEL RISK MANAGEMENT OVERSIGHT

Glass Lewis evaluates the risk management function of a public company board on a strictly case-by-case basis. Sound risk management, while necessary at all companies, is particularly important at financial firms which inherently maintain significant exposure to financial risk. We believe such financial firms should have a chief risk officer reporting directly to the board and a dedicated risk committee or a committee of the board charged with risk oversight. Moreover, many non-financial firms maintain strategies which involve a high level of exposure to financial risk. Similarly, since many non-financial firms have complex hedging or trading strategies, those firms should also have a chief risk officer and a risk committee.

Our views on risk oversight are consistent with those expressed by various regulatory bodies. In its December 2009 Final Rule release on Proxy Disclosure Enhancements, the SEC noted that risk oversight is a key competence of the board and that additional disclosures would improve investor and shareholder understanding of the role of the board in the organization’s risk management practices. The final rules, which became effective on February 28, 2010, now explicitly require companies and mutual funds to describe (while allowing for some degree of flexibility) the board’s role in the oversight of risk.

When analyzing the risk management practices of public companies, we take note of any significant losses or writedowns on financial assets and/or structured transactions. In cases where a company has disclosed a sizable loss or writedown, and where we find that the company’s board-level risk committee’s poor oversight contributed to the loss, we will recommend that shareholders vote against such committee members on that basis. In addition, in cases where a company maintains a significant level of financial risk exposure but fails to disclose any explicit form of board-level risk oversight (committee or otherwise)34, we will consider recommending to vote against the board chair on that basis. However, we generally would not recommend voting against a combined chair/CEO, except in egregious cases.

ENVIRONMENTAL AND SOCIAL RISK OVERSIGHT

Glass Lewis understands the importance of ensuring the sustainability of companies’ operations. We believe that an inattention to material environmental and social issues can present direct legal, financial, regulatory and reputational risks that could serve to harm shareholder interests. Therefore, we believe that these issues should be carefully monitored and managed by companies, and that companies should have an appropriate oversight structure in place to ensure that they are mitigating attendant risks and capitalizing on related opportunities to the best extent possible.

33	Considering that shareholder discontent clearly relates to the director who received a greater than 50% against vote rather than the nominating chair, we review the severity of the issue(s) that initially raised shareholder concern as well as company responsiveness to such matters, and will only recommend voting against the nominating chair if a reasonable analysis suggests that it would be most appropriate. In rare cases, we will consider recommending against the nominating chair when a director receives a substantial (i.e., 20% or more) vote against based on the same analysis.
34	A committee responsible for risk management could be a dedicated risk committee, the audit committee, or the finance committee, depending on a given company’s board structure and method of disclosure. At some companies, the entire board is charged with risk management.

Glass Lewis believes that companies should ensure appropriate board-level oversight of material risks to their operations, including those that are environmental and social in nature. Accordingly, for large cap companies and in instances where we identify material oversight issues, Glass Lewis will review a company’s overall governance practices and identify which directors or board-level committees have been charged with oversight of environmental and/or social issues. Glass Lewis will also note instances where such oversight has not been clearly defined by companies in their governance documents.

Where it is clear that a company has not properly managed or mitigated environmental or social risks to the detriment of shareholder value, or when such mismanagement has threatened shareholder value, Glass Lewis may consider recommending that shareholders vote against members of the board who are responsible for oversight of environmental and social risks. In the absence of explicit board oversight of environmental and social issues, Glass Lewis may recommend that shareholders vote against members of the audit committee. In making these determinations, Glass Lewis will carefully review the situation, its effect on shareholder value, as well as any corrective action or other response made by the company.

DIRECTOR COMMITMENTS

We believe that directors should have the necessary time to fulfill their duties to shareholders. In our view, an overcommitted director can pose a material risk to a company’s shareholders, particularly during periods of crisis. In addition, recent research indicates that the time commitment associated with being a director has been on a significant upward trend in the past decade.35 As a result, we generally recommend that shareholders vote against a director who serves as an executive officer of any public company while serving on more than two public company boards and any other director who serves on more than five public company boards.

Because we believe that executives will primarily devote their attention to executive duties, we generally will not recommend that shareholders vote against overcommitted directors at the companies where they serve as an executive.

When determining whether a director’s service on an excessive number of boards may limit the ability of the director to devote sufficient time to board duties, we may consider relevant factors such as the size and location of the other companies where the director serves on the board, the director’s board roles at the companies in question, whether the director serves on the board of any large privately-held companies, the director’s tenure on the boards in question, and the director’s attendance record at all companies. In the case of directors who serve in executive roles other than CEO (e.g., executive chair), we will evaluate the specific duties and responsibilities of that role in determining whether an exception is warranted.

We may also refrain from recommending against certain directors if the company provides sufficient rationale for their continued board service. The rationale should allow shareholders to evaluate the scope of the directors’ other commitments, as well as their contributions to the board including specialized knowledge of the company’s industry, strategy or key markets, the diversity of skills, perspective and background they provide, and other relevant factors. We will also generally refrain from recommending to vote against a director who serves on an excessive number of boards within a consolidated group of companies or a director that represents a firm whose sole purpose is to manage a portfolio of investments which include the company.

35	For example, the 2015-2016 NACD Public Company Governance Survey states that, on average, directors spent a total of 248.2 hours annual on board-related matters during the past year, which it describes as a “historically high level” that is significantly above the average hours recorded in 2006. Additionally, the 2015 Spencer Stuart Board Index indicates that the average number of outside board seats held by CEOs of S&P 500 companies is 0.6, down from 0.7 in 2009 and 0.9 in 2004.

OTHER CONSIDERATIONS

In addition to the three key characteristics — independence, performance, experience — that we use to evaluate board members, we consider conflict-of-interest issues as well as the size of the board of directors when making voting recommendations.

Conflicts of Interest

We believe board members should be wholly free of identifiable and substantial conflicts of interest, regardless of the overall level of independent directors on the board. Accordingly, we recommend that shareholders vote against the following types of directors:

1.	A CFO who is on the board: In our view, the CFO holds a unique position relative to financial reporting and disclosure to shareholders. Due to the critical importance of financial disclosure and reporting, we believe the CFO should report to the board and not be a member of it.

2.	A director who provides — or a director who has an immediate family member who provides — material consulting or other material professional services to the company. These services may include legal, consulting,[36] or financial services. We question the need for the company to have consulting relationships with its directors. We view such relationships as creating conflicts for directors, since they may be forced to weigh their own interests against shareholder interests when making board decisions. In addition, a company’s decisions regarding where to turn for the best professional services may be compromised when doing business with the professional services firm of one of the company’s directors.

3.	A director, or a director who has an immediate family member, engaging in airplane, real estate, or similar deals, including perquisite-type grants from the company, amounting to more than $50,000. Directors who receive these sorts of payments from the company will have to make unnecessarily complicated decisions that may pit their interests against shareholder interests.

4.	Interlocking directorships: CEOs or other top executives who serve on each other’s boards create an interlock that poses conflicts that should be avoided to ensure the promotion of shareholder interests above all else.[37]

5.	All board members who served at a time when a poison pill with a term of longer than one year was adopted without shareholder approval within the prior twelve months.[38] In the event a board is classified and shareholders are therefore unable to vote against all directors, we will recommend voting against the remaining directors the next year they are up for a shareholder vote. If a poison pill with a term of one year or less was adopted without shareholder approval, and without adequate justification, we will consider recommending that shareholders vote against all members of the governance committee. If the board has, without seeking shareholder approval, and without adequate justification, extended the term of a poison pill by one year or less in two consecutive years, we will consider recommending that shareholders vote against the entire board.

36	We will generally refrain from recommending against a director who provides consulting services for the company if the director is excluded from membership on the board’s key committees and we have not identified significant governance concerns with the board.
37	We do not apply a look-back period for this situation. The interlock policy applies to both public and private companies. We will also evaluate multiple board interlocks among non-insiders (i.e., multiple directors serving on the same boards at other companies), for evidence of a pattern of poor oversight.
38	Refer to Section V. Governance Structure and the Shareholder Franchise for further discussion of our policies regarding anti-takeover measures, including poison pills.

Size of the Board of Directors

While we do not believe there is a universally applicable optimum board size, we do believe boards should have at least five directors to ensure sufficient diversity in decision-making and to enable the formation of key board committees with independent directors. Conversely, we believe that boards with more than 20 members will typically suffer under the weight of “too many cooks in the kitchen” and have difficulty reaching consensus and making timely decisions. Sometimes the presence of too many voices can make it difficult to draw on the wisdom and experience in the room by virtue of the need to limit the discussion so that each voice may be heard.

To that end, we typically recommend voting against the chair of the nominating committee (or the governance committee, in the absence of a nominating committee) at a board with fewer than five directors or more than 20 directors.

CONTROLLED COMPANIES

We believe controlled companies warrant certain exceptions to our independence standards. The board’s function is to protect shareholder interests; however, when an individual, entity (or group of shareholders party to a formal agreement) owns more than 50% of the voting shares, the interests of the majority of shareholders are the interests of that entity or individual. Consequently, Glass Lewis does not apply our usual two-thirds board independence rule and therefore we will not recommend voting against boards whose composition reflects the makeup of the shareholder population.

Independence Exceptions

The independence exceptions that we make for controlled companies are as follows:

1.	We do not require that controlled companies have boards that are at least two-thirds independent. So long as the insiders and/or affiliates are connected with the controlling entity, we accept the presence of non-independent board members.

2.	The compensation committee and nominating and governance committees do not need to consist solely of independent directors.

•	We believe that standing nominating and corporate governance committees at controlled companies are unnecessary. Although having a committee charged with the duties of searching for, selecting, and nominating independent directors can be beneficial, the unique composition of a controlled company’s shareholder base makes such committees weak and irrelevant.

•	Likewise, we believe that independent compensation committees at controlled companies are unnecessary. Although independent directors are the best choice for approving and monitoring senior executives’ pay, controlled companies serve a unique shareholder population whose voting power ensures the protection of its interests. As such, we believe that having affiliated directors on a controlled company’s compensation committee is acceptable. However, given that a controlled company has certain obligations to minority shareholders we feel that an insider should not serve on the compensation committee. Therefore, Glass Lewis will recommend voting against any insider (the CEO or otherwise) serving on the compensation committee.

3.	Controlled companies do not need an independent chair or an independent lead or presiding director. Although an independent director in a position of authority on the board — such as chair or presiding director — can best carry out the board’s duties, controlled companies serve a unique shareholder population whose voting power ensures the protection of its interests.

Size of the Board of Directors

We have no board size requirements for controlled companies.

Audit Committee Independence

Despite a controlled company’s status, unlike for the other key committees, we nevertheless believe that audit committees should consist solely of independent directors. Regardless of a company’s controlled status, the interests of all shareholders must be protected by ensuring the integrity and accuracy of the company’s financial statements. Allowing affiliated directors to oversee the preparation of financial reports could create an insurmountable conflict of interest.

Board Responsiveness at Dual-Class Companies

With regards to companies where voting control is held through a dual-class share structure with disproportionate voting and economic rights, we will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted. Where vote results indicate that a majority of unaffiliated shareholders supported a shareholder proposal or opposed a management proposal, we believe the board should demonstrate an appropriate level of responsiveness.

SIGNIFICANT SHAREHOLDERS

Where an individual or entity holds between 20-50% of a company’s voting power, we believe it is reasonable to allow proportional representation on the board and committees (excluding the audit committee) based on the individual or entity’s percentage of ownership.

GOVERNANCE FOLLOWING AN IPO OR SPIN-OFF

We believe companies that have recently completed an initial public offering (“IPO”) or spin-off should be allowed adequate time to fully comply with marketplace listing requirements and meet basic corporate governance standards. Generally speaking, Glass Lewis refrains from making recommendations on the basis of governance standards (e.g., board independence, committee membership and structure, meeting attendance, etc.) during the one-year period following an IPO.

However, some cases warrant shareholder action against the board of a company that have completed an IPO or spin-off within the past year. When evaluating companies that have recently gone public, Glass Lewis will review the terms of the applicable governing documents in order to determine whether shareholder rights are being severely restricted indefinitely. We believe boards that approve highly restrictive governing documents have demonstrated that they may subvert shareholder interests following the IPO. In conducting this evaluation, Glass Lewis will consider:

1.	The adoption of anti-takeover provisions such as a poison pill or classified board

2.	Supermajority vote requirements to amend governing documents

3.	The presence of exclusive forum or fee-shifting provisions

4.	Whether shareholders can call special meetings or act by written consent

5.	The voting standard provided for the election of directors

6.	The ability of shareholders to remove directors without cause

7.	The presence of evergreen provisions in the Company’s equity compensation arrangements

8.	The presence of a dual-class share structure which does not afford common shareholders voting power that is aligned with their economic interest

In cases where a board adopts an anti-takeover provision preceding an IPO, we will consider recommending to vote against the members of the board who served when it was adopted if the board: (i) did not also commit to submit the anti-takeover provision to a shareholder vote at the company’s first shareholder meeting following the IPO; or (ii) did not provide a sound rationale or sunset provision for adopting the anti-takeover provision in question.

In our view, adopting an anti-takeover device unfairly penalizes future shareholders who (except for electing to buy or sell the stock) are unable to weigh in on a matter that could potentially negatively impact their ownership interest. This notion is strengthened when a board adopts a classified board with an infinite duration or a poison pill with a five- to ten-year term immediately prior to going public, thereby insulated management for a substantial amount of time.

In addition, shareholders should also be wary of companies that adopt supermajority voting requirements before their IPO. Absent explicit provisions in the articles or bylaws stipulating that certain policies will be phased out over a certain period of time, long-term shareholders could find themselves in the predicament of having to attain a supermajority vote to approve future proposals seeking to eliminate such policies.

DUAL-LISTED OR FOREIGN-INCORPORATED COMPANIES

For companies that trade on multiple exchanges or are incorporated in foreign jurisdictions but trade only in the U.S., we will apply the governance standard most relevant in each situation. We will consider a number of factors in determining which Glass Lewis country-specific policy to apply, including but not limited to: (i) the corporate governance structure and features of the company including whether the board structure is unique to a particular market; (ii) the nature of the proposals; (iii) the location of the company’s primary listing, if one can be determined; (iv) the regulatory/governance regime that the board is reporting against; and (v) the availability and completeness of the company’s SEC filings.

OTC-LISTED COMPANIES

Companies trading on the OTC Bulletin Board are not considered “listed companies” under SEC rules and therefore not subject to the same governance standards as listed companies. However, we believe that more stringent corporate governance standards should be applied to these companies given that their shares are still publicly traded.

When reviewing OTC companies, Glass Lewis will review the available disclosure relating to the shareholder meeting to determine whether shareholders are able to evaluate several key pieces of information, including: (i) the composition of the board’s key committees, if any; (ii) the level of share ownership of company insiders or directors; (iii) the board meeting attendance record of directors; (iv) executive and non-employee director compensation; (v) related-party transactions conducted during the past year; and (vi) the board’s leadership structure and determinations regarding director independence.

We are particularly concerned when company disclosure lacks any information regarding the board’s key committees. We believe that committees of the board are an essential tool for clarifying how the responsibilities of the board are being delegated, and specifically for indicating which directors are accountable for ensuring: (i) the independence and quality of directors, and the transparency and integrity of the nominating process; (ii) compensation programs that are fair and appropriate; (iii) proper oversight of the company’s accounting, financial reporting, and internal and external audits; and (iv) general adherence to principles of good corporate governance.

In cases where shareholders are unable to identify which board members are responsible for ensuring oversight of the above-mentioned responsibilities, we may consider recommending against certain members of the board. Ordinarily, we believe it is the responsibility of the corporate governance committee to provide thorough disclosure of the board’s governance practices. In the absence of such a committee, we believe it is appropriate to hold the board’s chair or, if such individual is an executive of the company, the longest-serving non-executive board member accountable.

MUTUAL FUND BOARDS

Mutual funds, or investment companies, are structured differently from regular public companies (i.e., operating companies). Typically, members of a fund’s advisor are on the board and management takes on a different role from that of regular public companies. Thus, we focus on a short list of requirements, although many of our guidelines remain the same.

The following mutual fund policies are similar to the policies for regular public companies:

1.	Size of the board of directors — The board should be made up of between five and twenty directors.

2.	The CFO on the board — Neither the CFO of the fund nor the CFO of the fund’s registered investment advisor should serve on the board.

3.	Independence of the audit committee — The audit committee should consist solely of independent directors.

4.	Audit committee financial expert — At least one member of the audit committee should be designated as the audit committee financial expert.

The following differences from regular public companies apply at mutual funds:

1.	Independence of the board — We believe that three-fourths of an investment company’s board should be made up of independent directors. This is consistent with a proposed SEC rule on investment company boards. The Investment Company Act requires 40% of the board to be independent, but in 2001, the SEC amended the Exemptive Rules to require that a majority of a mutual fund board be independent. In 2005, the SEC proposed increasing the independence threshold to 75%. In 2006, a federal appeals court ordered that this rule amendment be put back out for public comment, putting it back into “proposed rule” status. Since mutual fund boards play a vital role in overseeing the relationship between the fund and its investment manager, there is greater need for independent oversight than there is for an operating company board.

2.	When the auditor is not up for ratification — We do not recommend voting against the audit committee if the auditor is not up for ratification. Due to the different legal structure of an investment company compared to an operating company, the auditor for the investment company (i.e., mutual fund) does not conduct the same level of financial review for each investment company as for an operating company.

3.	Non-independent chair — The SEC has proposed that the chair of the fund board be independent. We agree that the roles of a mutual fund’s chair and CEO should be separate. Although we believe this would be best at all companies, we recommend voting against the chair of an investment company’s nominating committee as well as the board chair if the chair and CEO of a mutual fund are the same person and the fund does not have an independent lead or presiding director. Seven former SEC commissioners support the appointment of an independent chair and we agree with them that “an independent board chair would be better able to create conditions favoring the long-term interests of fund shareholders than would a chair who is an executive of the advisor.” (See the comment letter sent to the SEC in support of the proposed rule at http://www.sec.gov/news/studies/indchair. pdf.)

4.	Multiple funds overseen by the same director — Unlike service on a public company board, mutual fund boards require much less of a time commitment. Mutual fund directors typically serve on dozens of other mutual fund boards, often within the same fund complex. The Investment Company Institute’s (“ICI”) Overview of Fund Governance Practices, 1994-2012, indicates that the average number of funds served by an independent director in 2012 was 53. Absent evidence that a specific director is hindered from being an effective board member at a fund due to service on other funds’ boards, we refrain from maintaining a cap on the number of outside mutual fund boards that we believe a director can serve on.

DECLASSIFIED BOARDS

Glass Lewis favors the repeal of staggered boards and the annual election of directors. We believe staggered boards are less accountable to shareholders than boards that are elected annually. Furthermore, we feel the annual election of directors encourages board members to focus on shareholder interests.

Empirical studies have shown: (i) staggered boards are associated with a reduction in a firm’s valuation; and

(ii) in the context of hostile takeovers, staggered boards operate as a takeover defense, which entrenches management, discourages potential acquirers, and delivers a lower return to target shareholders.

In our view, there is no evidence to demonstrate that staggered boards improve shareholder returns in a takeover context. Some research has indicated that shareholders are worse off when a staggered board blocks a transaction; further, when a staggered board negotiates a friendly transaction, no statistically significant difference in premium occurs.39 Additional research found that charter-based staggered boards “reduce the market value of a firm by 4% to 6% of its market capitalization” and that “staggered boards bring about and not merely reflect this reduction in market value.”40 A subsequent study reaffirmed that classified boards reduce shareholder value, finding “that the ongoing process of dismantling staggered boards, encouraged by institutional investors, could well contribute to increasing shareholder wealth.”41

Shareholders have increasingly come to agree with this view. In 2016, 92% of S&P 500 companies had declassified boards, up from approximately 40% a decade ago.42 Management proposals to declassify boards are approved with near unanimity and shareholder proposals on the topic also receive strong shareholder support; in 2014, shareholder proposals requesting that companies declassify their boards received average support of 84% (excluding abstentions and broker non-votes), whereas in 1987, only 16.4% of votes cast favored board declassification.43 Further, a growing number of companies, nearly half of all those targeted by shareholder proposals requesting that all directors stand for election annually, either recommended shareholders support the proposal or made no recommendation, a departure from the more traditional management recommendation to vote against shareholder proposals.

Given our belief that declassified boards promote director accountability, the empirical evidence suggesting staggered boards reduce a company’s value and the established shareholder opposition to such a structure, Glass Lewis supports the declassification of boards and the annual election of directors.

BOARD COMPOSITION AND REFRESHMENT

Glass Lewis strongly supports routine director evaluation, including independent external reviews, and periodic board refreshment to foster the sharing of diverse perspectives in the boardroom and the generation of new ideas and business strategies. Further, we believe the board should evaluate the need for changes to board composition based on an analysis of skills and experience necessary for the company, as well as the results of the director evaluations, as opposed to relying solely on age or tenure limits. When necessary, shareholders can address concerns regarding proper board composition through director elections.

39	Lucian Bebchuk, John Coates IV, Guhan Subramanian, “The Powerful Antitakeover Force of Staggered Boards: Further Findings and a Reply to Symposium Participants,” 55 Stanford Law Review 885-917 (2002).
40	Lucian Bebchuk, Alma Cohen, “The Costs of Entrenched Boards” (2004).
41	Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, “Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment,” SSRN: http://ssrn.com/abstract=1706806 (2010), p. 26.
42	Spencer Stuart Board Index, 2016, p. 14.
43	Lucian Bebchuk, John Coates IV and Guhan Subramanian, “The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy”.

In our view, a director’s experience can be a valuable asset to shareholders because of the complex, critical issues that boards face. This said, we recognize that in rare circumstances, a lack of refreshment can contribute to a lack of board responsiveness to poor company performance.

On occasion, age or term limits can be used as a means to remove a director for boards that are unwilling to police their membership and enforce turnover. Some shareholders support term limits as a way to force change in such circumstances.

While we understand that age limits can aid board succession planning, the long-term impact of age limits restricts experienced and potentially valuable board members from service through an arbitrary means. We believe that shareholders are better off monitoring the board’s overall composition, including the diversity of its members, the alignment of the board’s areas of expertise with a company’s strategy, the board’s approach to corporate governance, and its stewardship of company performance, rather than imposing inflexible rules that don’t necessarily correlate with returns or benefits for shareholders.

However, if a board adopts term/age limits, it should follow through and not waive such limits. If the board waives its term/age limits, Glass Lewis will consider recommending shareholders vote against the nominating and/or governance committees, unless the rule was waived with sufficient explanation, such as consummation of a corporate transaction like a merger.

BOARD DIVERSITY

Glass Lewis recognizes the importance of ensuring that the board is comprised of directors who have a diversity of skills, thought and experience, as such diversity benefits companies by providing a broad range of perspectives and insights.44 Glass Lewis closely reviews the composition of the board for representation of diverse director candidates and will generally recommend against the nominating committee chair of a board that has no female members.

Depending on other factors, including the size of the company, the industry in which the company operates, the state in which the company is headquartered, and the governance profile of the company, we may extend this recommendation to vote against other nominating committee members. When making these voting recommendations, we will carefully review a company’s disclosure of its diversity considerations and may refrain from recommending shareholders vote against directors of companies outside the Russell 3000 index, or when boards have provided a sufficient rationale for not having any female board members. Such rationale may include, but is not limited to, a disclosed timetable for addressing the lack of diversity on the board and any notable restrictions in place regarding the board’s composition, such as director nomination agreements with significant investors.

In September 2018, California Governor Jerry Brown signed into law Senate Bill 826, which requires all companies headquartered in the state to have one woman on their board by the end of 2019. In addition, by the end of 2021, companies must have at least two women on boards of five members and at least three women on boards with six or more directors. Accordingly, during the 2019 proxy season, if a company headquartered in California does not have at least one woman on its board, we will generally recommend voting against the chair of the nominating committee unless the company has disclosed a clear plan for how they intend to address this issue prior to the end of 2019.

44	http://www.glasslewis.com/wp-content/uploads/2017/03/2017-In-Depth-Report-Gender-Diversity.pdf.

PROXY ACCESS

In lieu of running their own contested election, proxy access would not only allow certain shareholders to nominate directors to company boards but the shareholder nominees would be included on the company’s ballot, significantly enhancing the ability of shareholders to play a meaningful role in selecting their representatives. Glass Lewis generally supports affording shareholders the right to nominate director candidates to management’s proxy as a means to ensure that significant, long-term shareholders have an ability to nominate candidates to the board.

Companies generally seek shareholder approval to amend company bylaws to adopt proxy access in response to shareholder engagement or pressure, usually in the form of a shareholder proposal requesting proxy access, although some companies may adopt some elements of proxy access without prompting. Glass Lewis considers several factors when evaluating whether to support proposals for companies to adopt proxy access including the specified minimum ownership and holding requirement for shareholders to nominate one or more directors, as well as company size, performance and responsiveness to shareholders.

For a discussion of recent regulatory events in this area, along with a detailed overview of the Glass Lewis approach to Shareholder Proposals regarding Proxy Access, refer to Glass Lewis’ Proxy Paper Guidelines for Shareholder Initiatives, available at www.glasslewis.com.

MAJORITY VOTE FOR THE ELECTION OF DIRECTORS

Majority voting for the election of directors is fast becoming the de facto standard in corporate board elections. In our view, the majority voting proposals are an effort to make the case for shareholder impact on director elections on a company-specific basis.

While this proposal would not give shareholders the opportunity to nominate directors or lead to elections where shareholders have a choice among director candidates, if implemented, the proposal would allow shareholders to have a voice in determining whether the nominees proposed by the board should actually serve as the overseer-representatives of shareholders in the boardroom. We believe this would be a favorable outcome for shareholders.

The number of shareholder proposals requesting that companies adopt a majority voting standard has declined significantly during the past decade, largely as a result of widespread adoption of majority voting or director resignation policies at U.S. companies. In 2017, 89% of the S&P 500 Index had implemented a resignation policy for directors failing to receive majority shareholder support, compared to 76% in 2011.45

THE PLURALITY VOTE STANDARD

Today, most US companies still elect directors by a plurality vote standard. Under that standard, if one shareholder holding only one share votes in favor of a nominee (including that director, if the director is a shareholder), that nominee “wins” the election and assumes a seat on the board. The common concern among companies with a plurality voting standard is the possibility that one or more directors would not receive a majority of votes, resulting in “failed elections.”

ADVANTAGES OF A MAJORITY VOTE STANDARD

If a majority vote standard were implemented, a nominee would have to receive the support of a majority of the shares voted in order to be elected. Thus, shareholders could collectively vote to reject a director they believe will not pursue their best interests. Given that so few directors (less than 100 a year) do not receive majority support from shareholders, we think that a majority vote standard is reasonable since it will neither result in many failed director elections nor reduce the willingness of qualified, shareholder-focused directors to serve in the future. Further, most directors who fail to receive a majority shareholder vote in favor of their election do not step down, underscoring the need for true majority voting.

45	Spencer Stuart Board Index, 2017, p. 16.

We believe that a majority vote standard will likely lead to more attentive directors. Although shareholders only rarely fail to support directors, the occasional majority vote against a director’s election will likely deter the election of directors with a record of ignoring shareholder interests. Glass Lewis will therefore generally support proposals calling for the election of directors by a majority vote, excepting contested director elections.

In response to the high level of support majority voting has garnered, many companies have voluntarily taken steps to implement majority voting or modified approaches to majority voting. These steps range from a modified approach requiring directors that receive a majority of withheld votes to resign (i.e., a resignation policy) to actually requiring a majority vote of outstanding shares to elect directors.

We feel that the modified approach does not go far enough because requiring a director to resign is not the same as requiring a majority vote to elect a director and does not allow shareholders a definitive voice in the election process. Further, under the modified approach, the corporate governance committee could reject a resignation and, even if it accepts the resignation, the corporate governance committee decides on the director’s replacement. And since the modified approach is usually adopted as a policy by the board or a board committee, it could be altered by the same board or committee at any time.

CONFLICTING AND EXCLUDED PROPOSALS

SEC Rule 14a-8(i)(9) allows companies to exclude shareholder proposals “if the proposal directly conflicts with one of the company’s own proposals to be submitted to shareholders at the same meeting.” On October 22, 2015, the SEC issued Staff Legal Bulletin No. 14H (“SLB 14H”) clarifying its rule concerning the exclusion of certain shareholder proposals when similar items are also on the ballot. SLB 14H increased the burden on companies to prove to SEC staff that a conflict exists; therefore, many companies still chose to place management proposals alongside similar shareholder proposals in many cases.

During the 2018 proxy season, a new trend in the SEC’s interpretation of this rule emerged. Upon submission of shareholder proposals requesting that companies adopt a lower special meeting threshold, several companies petitioned the SEC for no-action relief under the premise that the shareholder proposals conflicted with management’s own special meeting proposals, even though the management proposals set a higher threshold than those requested by the proponent. No-action relief was granted to these companies; however, the SEC stipulated that the companies must state in the rationale for the management proposals that a vote in favor of management’s proposal was tantamount to a vote against the adoption of a lower special meeting threshold. In certain instances, shareholder proposals to lower an existing special meeting right threshold were excluded on the basis that they conflicted with management proposals seeking to ratify the existing special meeting rights. We find the exclusion of these shareholder proposals to be especially problematic as, in these instances, shareholders are not offered any enhanced shareholder right, nor would the approval (or rejection) of the ratification proposal initiate any type of meaningful change to shareholders’ rights.

In instances where companies have excluded shareholder proposals, such as those instances where special meeting shareholder proposals are excluded as a result of “conflicting” management proposals, Glass Lewis will take a case-by-case approach, taking into account the following issues:

•	The threshold proposed by the shareholder resolution;

•	The threshold proposed or established by management and the attendant rationale for the threshold;

•	Whether management’s proposal is seeking to ratify an existing special meeting right or adopt a bylaw that would establish a special meeting right; and

•	The company’s overall governance profile, including its overall responsiveness to and engagement with shareholders.

Glass Lewis generally favors a 10-15% special meeting right. Accordingly, Glass Lewis will generally recommend voting for management or shareholder proposals that fall within this range. When faced with conflicting proposals, Glass Lewis will generally recommend in favor of the lower special meeting right and will recommend voting against the proposal with the higher threshold. However, in instances where there are conflicting management and shareholder proposals and a company has not established a special meeting right, Glass Lewis may recommend that shareholders vote in favor of the shareholder proposal and that they abstain from a management-proposed bylaw amendment seeking to establish a special meeting right. We believe that an abstention is appropriate in this instance in order to ensure that shareholders are sending a clear signal regarding their preference for the appropriate threshold for a special meeting right, while not directly opposing the establishment of such a right.

In cases where the company excludes a shareholder proposal seeking a reduced special meeting right by means of ratifying a management proposal that is materially different from the shareholder proposal, we will generally recommend voting against the chair or members of the governance committee.

In other instances of conflicting management and shareholder proposals, Glass Lewis will consider the following:

•	The nature of the underlying issue;

•	The benefit to shareholders of implementing the proposal;

•	The materiality of the differences between the terms of the shareholder proposal and management proposal;

•	The context of a company’s shareholder base, corporate structure and other relevant circumstances; and

•	A company’s overall governance profile and, specifically, its responsiveness to shareholders as evidenced by a company’s response to previous shareholder proposals and its adoption of progressive shareholder rights provisions.

In recent years, we have seen the dynamic nature of the considerations given by the SEC when determining whether companies may exclude certain shareholder proposals. We understand that not all shareholder proposals serve the long-term interests of shareholders, and value and respect the limitations placed on shareholder proponents, as certain shareholder proposals can unduly burden companies. However, Glass Lewis believes that shareholders should be able to vote on issues of material importance.

We view the shareholder proposal process as an important part of advancing shareholder rights and encouraging responsible and financially sustainable business practices. While recognizing that certain proposals cross the line between the purview of shareholders and that of the board, we generally believe that companies should not limit investors’ ability to vote on shareholder proposals that advance certain rights or promote beneficial disclosure. Accordingly, Glass Lewis will make note of instances where a company has successfully petitioned the SEC to exclude shareholder proposals. If after review we believe that the exclusion of a shareholder proposal is detrimental to shareholders, we may, in certain very limited circumstances, recommend against members of the governance committee.

Transparency and Integrity in Financial Reporting

AUDITOR RATIFICATION

The auditor’s role as gatekeeper is crucial in ensuring the integrity and transparency of the financial information necessary for protecting shareholder value. Shareholders rely on the auditor to ask tough questions and to do a thorough analysis of a company’s books to ensure that the information provided to shareholders is complete, accurate, fair, and that it is a reasonable representation of a company’s financial position. The only way shareholders can make rational investment decisions is if the market is equipped with accurate information about a company’s fiscal health. As stated in the October 6, 2008 Final Report of the Advisory Committee on the Auditing Profession to the U.S. Department of the Treasury:

“The auditor is expected to offer critical and objective judgment on the financial matters under consideration, and actual and perceived absence of conflicts is critical to that expectation. The Committee believes that auditors, investors, public companies, and other market participants must understand the independence requirements and their objectives, and that auditors must adopt a mindset of skepticism when facing situations that may compromise their independence.”

As such, shareholders should demand an objective, competent and diligent auditor who performs at or above professional standards at every company in which the investors hold an interest. Like directors, auditors should be free from conflicts of interest and should avoid situations requiring a choice between the auditor’s interests and the public’s interests. Almost without exception, shareholders should be able to annually review an auditor’s performance and to annually ratify a board’s auditor selection. Moreover, in October 2008, the Advisory Committee on the Auditing Profession went even further, and recommended that “to further enhance audit committee oversight and auditor accountability ... disclosure in the company proxy statement regarding shareholder ratification [should] include the name(s) of the senior auditing partner(s) staffed on the engagement.”46

On August 16, 2011, the PCAOB issued a Concept Release seeking public comment on ways that auditor independence, objectivity and professional skepticism could be enhanced, with a specific emphasis on mandatory audit firm rotation. The PCAOB convened several public roundtable meetings during 2012 to further discuss such matters. Glass Lewis believes auditor rotation can ensure both the independence of the auditor and the integrity of the audit; we will typically recommend supporting proposals to require auditor rotation when the proposal uses a reasonable period of time (usually not less than 5-7 years), particularly at companies with a history of accounting problems.

On June 1, 2017, the PCAOB adopted new standards to enhance auditor reports by providing additional important information to investors. For companies with fiscal year end dates on or after December 15, 2017, reports were required to include the year in which the auditor began serving consecutively as the company’s auditor. For large accelerated filers with fiscal year ends of June 30, 2019 or later, and for all other companies with fiscal year ends of December 15, 2020 or later, communication of critical audit matters (“CAMs”) will also be required. CAMs are matters that have been communicated to the audit committee, are related to accounts or disclosures that are material to the financial statements, and involve especially challenging, subjective, or complex auditor judgment.

Glass Lewis believes the additional reporting requirements are beneficial for investors. The additional disclosures can provide investors with information that is critical to making an informed judgment about an auditor’s independence and performance. Furthermore, we believe the additional requirements are an important step toward enhancing the relevance and usefulness of auditor reports, which too often are seen as boilerplate compliance documents that lack the relevant details to provide meaningful insight into a particular audit.

46	“Final Report of the Advisory Committee on the Auditing Profession to the U.S. Department of the Treasury.” p. VIII:20, October 6, 2008.

VOTING RECOMMENDATIONS ON AUDITOR RATIFICATION

We generally support management’s choice of auditor except when we believe the auditor’s independence or audit integrity has been compromised. Where a board has not allowed shareholders to review and ratify an auditor, we typically recommend voting against the audit committee chair. When there have been material restatements of annual financial statements or material weaknesses in internal controls, we usually recommend voting against the entire audit committee.

Reasons why we may not recommend ratification of an auditor include:

1.	When audit fees plus audit-related fees total less than the tax fees and/or other non-audit fees.

2.	Recent material restatements of annual financial statements, including those resulting in the reporting of material weaknesses in internal controls and including late filings by the company where the auditor bears some responsibility for the restatement or late filing.[47]

3.	When the auditor performs prohibited services such as tax-shelter work, tax services for the CEO or CFO, or contingent-fee work, such as a fee based on a percentage of economic benefit to the company.

4.	When audit fees are excessively low, especially when compared with other companies in the same industry.

5.	When the company has aggressive accounting policies.

6.	When the company has poor disclosure or lack of transparency in its financial statements.

7.	Where the auditor limited its liability through its contract with the company or the audit contract requires the corporation to use alternative dispute resolution procedures without adequate justification.

8.	We also look for other relationships or concerns with the auditor that might suggest a conflict between the auditor’s interests and shareholder interests.

9.	In determining whether shareholders would benefit from rotating the company’s auditor, where relevant we will consider factors that may call into question an auditor’s effectiveness, including auditor tenure, a pattern of inaccurate audits, and any ongoing litigation or significant controversies.

PENSION ACCOUNTING ISSUES

A pension accounting question occasionally raised in proxy proposals is what effect, if any, projected returns on employee pension assets should have on a company’s net income. This issue often arises in the executive-compensation context in a discussion of the extent to which pension accounting should be reflected in business performance for purposes of calculating payments to executives.

Glass Lewis believes that pension credits should not be included in measuring income that is used to award performance-based compensation. Because many of the assumptions used in accounting for retirement plans are subject to the company’s discretion, management would have an obvious conflict of interest if pay were tied to pension income. In our view, projected income from pensions does not truly reflect a company’s performance.

47	An auditor does not audit interim financial statements. Thus, we generally do not believe that an auditor should be opposed due to a restatement of interim financial statements unless the nature of the misstatement is clear from a reading of the incorrect financial statements.

The Link Between Compensation and Performance

Glass Lewis carefully reviews the compensation awarded to senior executives, as we believe that this is an important area in which the board’s priorities are revealed. Glass Lewis strongly believes executive compensation should be linked directly with the performance of the business the executive is charged with managing. We believe the most effective compensation arrangements provide for an appropriate mix of performance-based short- and long-term incentives in addition to fixed pay elements while promoting a prudent and sustainable level of risk-taking.

Glass Lewis believes that comprehensive, timely and transparent disclosure of executive pay is critical to allowing shareholders to evaluate the extent to which pay is aligned with company performance. When reviewing proxy materials, Glass Lewis examines whether the company discloses the performance metrics used to determine executive compensation. We recognize performance metrics must necessarily vary depending on the company and industry, among other factors, and may include a wide variety of financial measures as well as industry-specific performance indicators. However, we believe companies should disclose why the specific performance metrics were selected and how the actions they are designed to incentivize will lead to better corporate performance.

Moreover, it is rarely in shareholders’ interests to disclose competitive data about individual salaries below the senior executive level. Such disclosure could create internal personnel discord that would be counterproductive for the company and its shareholders. While we favor full disclosure for senior executives and we view pay disclosure at the aggregate level (e.g., the number of employees being paid over a certain amount or in certain categories) as potentially useful, we do not believe shareholders need or will benefit from detailed reports about individual management employees other than the most senior executives.

ADVISORY VOTE ON EXECUTIVE COMPENSATION (“SAY-ON-PAY”)

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) required companies to hold an advisory vote on executive compensation at the first shareholder meeting that occurs six months after enactment of the bill (January 21, 2011).

This practice of allowing shareholders a non-binding vote on a company’s compensation report is standard practice in many non-US countries, and has been a requirement for most companies in the United Kingdom since 2003 and in Australia since 2005. Although say-on-pay proposals are non-binding, a high level of “against” or “abstain” votes indicates substantial shareholder concern about a company’s compensation policies and procedures.

Given the complexity of most companies’ compensation programs, Glass Lewis applies a highly nuanced approach when analyzing advisory votes on executive compensation. We review each company’s compensation on a case-by-case basis, recognizing that each company must be examined in the context of industry, size, maturity, performance, financial condition, its historic pay for performance practices, and any other relevant internal or external factors.

We believe that each company should design and apply specific compensation policies and practices that are appropriate to the circumstances of the company and, in particular, will attract and retain competent executives and other staff, while motivating them to grow the company’s long-term shareholder value.

Where we find those specific policies and practices serve to reasonably align compensation with performance, and such practices are adequately disclosed, Glass Lewis will recommend supporting the company’s approach. If, however, those specific policies and practices fail to demonstrably link compensation with performance, Glass Lewis will generally recommend voting against the say-on-pay proposal.

Glass Lewis reviews say-on-pay proposals on both a qualitative basis and a quantitative basis, with a focus on several main areas:

•	The overall design and structure of the company’s executive compensation programs including selection and challenging nature of performance metrics;

•	The implementation and effectiveness of the company’s executive compensation programs including pay mix and use of performance metrics in determining pay levels;

•	The quality and content of the company’s disclosure;

•	The quantum paid to executives; and

•	The link between compensation and performance as indicated by the company’s current and past pay-for-performance grades.

We also review any significant changes or modifications, and the rationale for such changes, made to the company’s compensation structure or award amounts, including base salaries.

SAY-ON-PAY VOTING RECOMMENDATIONS

In cases where we find deficiencies in a company’s compensation program’s design, implementation or management, we will recommend that shareholders vote against the say-on-pay proposal. Generally such instances include evidence of a pattern of poor pay-for-performance practices (i.e., deficient or failing pay-for-performance grades), unclear or questionable disclosure regarding the overall compensation structure (e.g., limited information regarding benchmarking processes, limited rationale for bonus performance metrics and targets, etc.), questionable adjustments to certain aspects of the overall compensation structure (e.g., limited rationale for significant changes to performance targets or metrics, the payout of guaranteed bonuses or sizable retention grants, etc.), and/or other egregious compensation practices.

Although not an exhaustive list, the following issues when weighed together may cause Glass Lewis to recommend voting against a say-on-pay vote:

•	Inappropriate or outsized peer groups and/or benchmarking issues such as compensation targets set well above peers;

•	Egregious or excessive bonuses, equity awards or severance payments, including golden handshakes and golden parachutes;

•	Problematic contractual payments, such as guaranteed bonuses;

•	Targeting overall levels of compensation at higher than median without adequate justification;

•	Performance targets not sufficiently challenging, and/or providing for high potential payouts;

•	Performance targets lowered without justification;

•	Discretionary bonuses paid when short- or long-term incentive plan targets were not met;

•	Executive pay high relative to peers not justified by outstanding company performance; and

•	The terms of the long-term incentive plans are inappropriate (please see “Long-Term Incentives”).

The aforementioned issues may also influence Glass Lewis’ assessment of the structure of a company’s compensation program. We evaluate structure on a “Good, Fair, Poor” rating scale whereby a “Good” rating represents a compensation program with little to no concerns, a “Fair” rating represents a compensation program with some concerns and a “Poor” rating represents a compensation program that deviates significantly from best practice or contains one or more egregious compensation practices.

We believe that it is important for companies to provide investors with clear and complete disclosure of all the significant terms of compensation arrangements. Similar to structure, we evaluate disclosure on a “Good, Fair, Poor” rating scale whereby a “Good” rating represents a thorough discussion of all elements of compensation, a “Fair” rating represents an adequate discussion of all or most elements of compensation and a “Poor” rating represents an incomplete or absent discussion of compensation. In instances where a company has simply failed to provide sufficient disclosure of its policies, we may recommend shareholders vote against this proposal solely on this basis, regardless of the appropriateness of compensation levels.

In general, most companies will fall within the “Fair” range for both structure and disclosure, and Glass Lewis largely uses the “Good” and “Poor” ratings to highlight outliers.

Where we identify egregious compensation practices, we may also recommend voting against the compensation committee based on the practices or actions of its members during the year. Such practices may include: approving large one-off payments, the inappropriate, unjustified use of discretion, or sustained poor pay for performance practices.

COMPANY RESPONSIVENESS

At companies that received a significant level of shareholder opposition (20% or greater) to their say-on-pay proposal at the previous annual meeting, we believe the board should demonstrate some level of engagement and responsiveness to the shareholder concerns behind the discontent, particularly in response to shareholder engagement. While we recognize that sweeping changes cannot be made to a compensation program without due consideration and that a majority of shareholders voted in favor of the proposal, given that the average approval rate for say-on-pay proposals is about 90% we believe the compensation committee should provide some level of response to a significant vote against, including engaging with large shareholders to identify their concerns. In the absence of any evidence that the board is actively engaging shareholders on these issues and responding accordingly, we may recommend holding compensation committee members accountable for failing to adequately respond to shareholder opposition, giving careful consideration to the level of shareholder protest and the severity and history of compensation problems.

PAY FOR PERFORMANCE

Glass Lewis believes an integral part of a well-structured compensation package is a successful link between pay and performance. Our proprietary pay-for-performance model was developed to better evaluate the link between pay and performance of the top five executives at U.S. companies. Our model benchmarks these executives’ pay and company performance against peers across five performance metrics. The comparator companies are selected using Equilar’s market-based peer groups. After a comparison of both pay and performance against the Equilar peer group, the pay-for-performance model generates two weighted-average percentile rankings for a company: (i) a weighted-average percentile rank in compensation, and (ii) a weighted-average percentile rank in performance.

By measuring the magnitude of the gap between these two weighted-average percentiles, we assign companies a letter grade of A, B, C, D or F. The grades guide our evaluation of compensation committee effectiveness, and we generally recommend voting against compensation committee members at companies with a pattern of failing our pay-for-performance analysis.

The grades derived from the Glass Lewis pay for performance analysis do not follow the traditional U.S. school letter grade system. Rather, the grades are generally interpreted as follows:

A.	The company’s percentile rank for pay is significantly less than its percentile rank for performance

B.	The company’s percentile rank for pay is moderately less than its percentile rank for performance

C.	The company’s percentile rank for pay is approximately aligned with its percentile rank for performance

D.	The company’s percentile rank for pay is higher than its percentile rank for performance

E.	The company’s percentile rank for pay is significantly higher than its percentile rank for performance

For the avoidance of confusion, the above grades encompass the relationship between a company’s percentile rank for pay and its percentile rank in performance. Separately, a specific comparison between the company’s executive pay and its peers’ executive pay levels is discussed in the analysis for additional insight into the grade. Likewise, a specific comparison between the company’s performance and its peers’ performance is reflected in the analysis for further context.

We also use this analysis to inform our voting decisions on say-on-pay proposals. As such, if a company receives a “D” or “F” from our proprietary model, we are more likely to recommend that shareholders vote against the say-on-pay proposal. However, other qualitative factors such as an effective overall incentive structure, the relevance of selected performance metrics, significant forthcoming enhancements or reasonable long-term payout levels may give us cause to recommend in favor of a proposal even when we have identified a disconnect between pay and performance.

SHORT-TERM INCENTIVES

A short-term bonus or incentive (“STI”) should be demonstrably tied to performance. Whenever possible, we believe a mix of corporate and individual performance measures is appropriate. We would normally expect performance measures for STIs to be based on company-wide or divisional financial measures as well as non-financial factors such as those related to safety, environmental issues, and customer satisfaction. While we recognize that companies operating in different sectors or markets may seek to utilize a wide range of metrics, we expect such measures to be appropriately tied to a company’s business drivers.

Further, the target and potential maximum awards that can be achieved under STI awards should be disclosed. Shareholders should expect stretching performance targets for the maximum award to be achieved. Any increase in the potential target and maximum award should be clearly justified to shareholders.

Glass Lewis recognizes that disclosure of some measures may include commercially confidential information. Therefore, we believe it may be reasonable to exclude such information in some cases as long as the company provides sufficient justification for non-disclosure. However, where a short-term bonus has been paid, companies should disclose the extent to which performance has been achieved against relevant targets, including disclosure of the actual target achieved.

Where management has received significant STIs but short-term performance over the previous year prima facie appears to be poor or negative, we believe the company should provide a clear explanation of why these significant short-term payments were made. In addition, we believe that where companies use non-GAAP or bespoke metrics, clear reconciliations between these figures and GAAP figures in audited financial statement should be provided.

Given the pervasiveness of non-formulaic plans in this market, we do not generally recommend against a pay program on this basis alone. If a company has chosen to rely primarily on a subjective assessment or the board’s discretion in determining short-term bonuses, we believe that the proxy statement should provide a meaningful discussion of the board’s rationale in determining the bonuses paid as well as a rationale for the use of a non-formulaic mechanism. Particularly where the aforementioned disclosures are substantial and satisfactory, such a structure will not provoke serious concern in our analysis on its own. However, in conjunction with other significant issues in a program’s design or operation, such as a disconnect between pay and performance, the absence of a cap on payouts, or a lack of performance-based long-term awards, the use of on a non-formulaic bonus may help drive a negative recommendation.

LONG-TERM INCENTIVES

Glass Lewis recognizes the value of equity-based incentive programs, which are often the primary long-term incentive for executives. When used appropriately, they can provide a vehicle for linking an executive’s pay to company performance, thereby aligning their interests with those of shareholders. In addition, equity-based compensation can be an effective way to attract, retain and motivate key employees.

There are certain elements that Glass Lewis believes are common to most well-structured long-term incentive (“LTI”) plans. These include:

•	No re-testing or lowering of performance conditions;

•	Performance metrics that cannot be easily manipulated by management;

•	Two or more performance metrics;

•	At least one relative performance metric that compares the company’s performance to a relevant peer group or index;

•	Performance periods of at least three years;

•	Stretching metrics that incentivize executives to strive for outstanding performance while not encouraging excessive risk-taking; and

•	Individual limits expressed as a percentage of base salary.

Performance measures should be carefully selected and should relate to the specific business/industry in which the company operates and, especially, the key value drivers of the company’s business. As with short-term incentive plans, the basis for any adjustments to metrics or results should be clearly explained.

While cognizant of the inherent complexity of certain performance metrics, Glass Lewis generally believes that measuring a company’s performance with multiple metrics serves to provide a more complete picture of the company’s performance than a single metric; further, reliance on just one metric may focus too much management attention on a single target and is therefore more susceptible to manipulation. When utilized for relative measurements, external benchmarks such as a sector index or peer group should be disclosed and transparent. The rationale behind the selection of a specific index or peer group should also be disclosed. Internal benchmarks should also be disclosed and transparent, unless a cogent case for confidentiality is made and fully explained. Similarly, actual performance and vesting levels for previous grants earned during the fiscal year should be disclosed.

We also believe shareholders should evaluate the relative success of a company’s compensation programs, particularly with regard to existing equity-based incentive plans, in linking pay and performance when evaluating new LTI plans to determine the impact of additional stock awards. We will therefore review the company’s pay-for-performance grade (see below for more information) and specifically the proportion of total compensation that is stock-based.

GRANTS OF FRONT-LOADED AWARDS

Many U.S. companies have chosen to provide large grants, usually in the form of equity awards, that are intended to serve as compensation for multiple years. This practice, often called front-loading, is taken up either in the regular course of business or as a response to specific business conditions and with a predetermined objective. We believe shareholders should generally be wary of this approach, and we accordingly weigh these grants with particular scrutiny.

While the use of front-loaded awards is intended to lock-in executive service and incentives, the same rigidity also raises the risk of effectively tying the hands of the compensation committee. As compared with a more responsive annual granting schedule program, front-loaded awards may preclude improvements or changes to reflect evolving business strategies. The considerable emphasis on a single grant can place intense pressures on every facet of its design, amplifying any potential perverse incentives and creating greater room for unintended consequences. In particular, provisions around changes of control or separations of service must ensure that executives do not receive excessive payouts that do not reflect shareholder experience or company performance.

We consider a company’s rationale for granting awards under this structure and also expect any front-loaded awards to include a firm commitment not to grant additional awards for a defined period, as is commonly associated with this practice. Even when such a commitment is provided, unexpected circumstances may lead the board to make additional payments or awards for retention purposes, or to incentivize management towards more realistic goals or a revised strategy. If a company breaks its commitment not to grant further awards, we may recommend against the pay program unless a convincing rationale is provided.

The multiyear nature of these awards generally lends itself to significantly higher compensation figures in the year of grant than might otherwise be expected. In analyzing the grant of front-loaded awards to executives, Glass Lewis considers the quantum of the award on an annualized basis, rather than the lump sum, and may compare this result to prior practice and peer data, among other benchmarks.

ONE-TIME AWARDS

Glass Lewis believes shareholders should generally be wary of awards granted outside of the standard incentive schemes, as such awards have the potential to undermine the integrity of a company’s regular incentive plans or the link between pay and performance, or both. We generally believe that if the existing incentive programs fail to provide adequate incentives to executives, companies should redesign their compensation programs rather than make additional grants.

However, we recognize that in certain circumstances, additional incentives may be appropriate. In these cases, companies should provide a thorough description of the awards, including a cogent and convincing explanation of their necessity and why existing awards do not provide sufficient motivation. Further, such awards should be tied to future service and performance whenever possible.

Additionally, we believe companies making supplemental or one-time awards should also describe if and how the regular compensation arrangements will be affected by these additional grants. In reviewing a company’s use of supplemental awards, Glass Lewis will evaluate the terms and size of the grants in the context of the company’s overall incentive strategy and granting practices, as well as the current operating environment.

CONTRACTUAL PAYMENTS AND ARRANGEMENTS

We acknowledge that there may be certain costs associated with transitions at the executive level. We believe that sign-on arrangements should be clearly disclosed and accompanied by a meaningful explanation of the payments and the process by which the amounts were reached. Further, the details of and basis for any “make-whole” payments (paid as compensation for awards forfeited from a previous employer) should be provided. Nonetheless, sign-on awards that are excessive may support or drive a negative recommendation. Lastly, some employment arrangements provide for a minimum payout level under a given incentive arrangement. These guaranteed bonuses are not exceedingly problematic in the short term, but multiyear guarantees may drive against recommendations on their own.

With respect to severance, we believe companies should abide by the predetermined payouts in most circumstances. While in limited circumstances some deviations may not be inappropriate, we believe shareholders should be provided with a meaningful explanation of any additional or increased benefits agreed upon outside of the regular arrangements.

In the U.S. market, most companies maintain severance entitlements based on a multiple of salary and in many cases bonus. In almost all instances we see, the relevant multiple is three or less, even in the case of a change in control. We believe the basis and total value of severance should be reasonable and should not exceed the upper limit of general market practice. Particularly given the commonality of accelerated vesting and the proportional weight of long-term incentives as a component of total pay, we consider the inclusion of long-term incentives in the cash severance calculations to be inappropriate. Additional considerations, however, will be taken into account when reviewing atypically structured compensation approaches.

In evaluating the size of both severance and sign-on arrangements, we may consider the executive’s regular target compensation level, or the sums paid to other executives (including the recipient’s predecessor, where applicable) in evaluating the appropriateness of such an arrangement. We will consider severance sums actually paid to departing executives and, in special cases, their appropriateness given the circumstances of the executive’s departure.

Beyond the quantum of contractual payments, Glass Lewis will also weigh the design of any entitlements. Executive employment terms including but not limited to key man clauses, board continuity conditions, excessively broad change in control triggers, and poor wording of employment agreements may help drive a negative recommendation. In general, we are wary of terms that are excessively restrictive in favor of the executive or could potentially incentivize behaviors that are not in a company’s best interests.

Among other entitlements, Glass Lewis is strongly opposed to excise tax gross-ups related to IRC § 4999 and their expansion, especially where no consideration is given to the safe-harbor limit. We believe that under no normal circumstance is the inclusion of excise tax gross-up provisions in new agreements or the addition of such provisions to amended agreements acceptable. In light of the fact that minor increases in change-in-control payments can lead to disproportionately large excise taxes, the potential negative impact of tax gross-ups far outweighs any retentive benefit. Depending on the circumstances, the addition of new gross-ups around this excise tax in particular may lead to negative recommendations for a company’s say-on-proposal, the chair of the compensation committee, or the entire committee, particularly in cases where a company had committed not to provide any such entitlements in future. With respect to gross-ups on other excise taxes or executive benefits, we review those issues on a case-by-case basis.

RECOUPMENT PROVISIONS (“CLAWBACKS”)

Section 954 of the Dodd-Frank Act requires the SEC to create a rule requiring listed companies to adopt policies for recouping certain compensation during a three-year look-back period. The rule is more stringent than Section 304 of the Sarbanes-Oxley Act and applies to incentive-based compensation paid to current or former executives in the case of a financial restatement — specifically, the recoupment provision applies in cases where the company is required to prepare an accounting restatement due to erroneous data resulting from material non-compliance with any financial reporting requirements under the securities laws. Although the SEC has yet to finalize the relevant rules, we believe it is prudent for boards to adopt detailed bonus recoupment policies that go beyond Section 304 of the Sarbanes-Oxley Act to prevent executives from retaining performance-based awards that were not truly earned.

We are increasingly focusing attention on the specific terms of recoupment policies beyond whether a company maintains a clawback that simply satisfies the minimum legal requirements. We believe that clawbacks should be triggered, at a minimum, in the event of a restatement of financial results or similar revision of performance indicators upon which bonuses were based. Such policies allow the board to review all performance-related bonuses and awards made to senior executives during a specified lookback period and, to the extent feasible, allow the company to recoup such bonuses where appropriate. Notwithstanding the foregoing, in cases where a company maintains only a bare-minimum clawback, the absence of more expansive recoupment tools may inform our overall view of the compensation program.

HEDGING OF STOCK

Glass Lewis believes that the hedging of shares by executives in the shares of the companies where they are employed severs the alignment of interests of the executive with shareholders. We believe companies should adopt strict policies to prohibit executives from hedging the economic risk associated with their share ownership in the company.

PLEDGING OF STOCK

Glass Lewis believes that shareholders should examine the facts and circumstances of each company rather than apply a one-size-fits-all policy regarding employee stock pledging. Glass Lewis believes that shareholders benefit when employees, particularly senior executives have “skin-in-the-game” and therefore recognizes the benefits of measures designed to encourage employees to both buy shares out of their own pocket and to retain shares they have been granted; blanket policies prohibiting stock pledging may discourage executives and employees from doing either.

However, we also recognize that the pledging of shares can present a risk that, depending on a host of factors, an executive with significant pledged shares and limited other assets may have an incentive to take steps to avoid a forced sale of shares in the face of a rapid stock price decline. Therefore, to avoid substantial losses from a forced sale to meet the terms of the loan, the executive may have an incentive to boost the stock price in the short term in a manner that is unsustainable, thus hurting shareholders in the long-term. We also recognize concerns regarding pledging may not apply to less senior employees, given the latter group’s significantly more limited influence over a company’s stock price. Therefore, we believe that the issue of pledging shares should be reviewed in that context, as should polices that distinguish between the two groups.

Glass Lewis believes that the benefits of stock ownership by executives and employees may outweigh the risks of stock pledging, depending on many factors. As such, Glass Lewis reviews all relevant factors in evaluating proposed policies, limitations and prohibitions on pledging stock, including:

•	The number of shares pledged;

•	The percentage executives’ pledged shares are of outstanding shares;

•	The percentage executives’ pledged shares are of each executive’s shares and total assets;

•	Whether the pledged shares were purchased by the employee or granted by the company;

•	Whether there are different policies for purchased and granted shares;

•	Whether the granted shares were time-based or performance-based;

•	The overall governance profile of the company;

•	The volatility of the company’s stock (in order to determine the likelihood of a sudden stock price drop);

•	The nature and cyclicality, if applicable, of the company’s industry;

•	The participation and eligibility of executives and employees in pledging;

•	The company’s current policies regarding pledging and any waiver from these policies for employees and executives; and

•	Disclosure of the extent of any pledging, particularly among senior executives.

COMPENSATION CONSULTANT INDEPENDENCE

As mandated by Section 952 of the Dodd-Frank Act, as of January 11, 2013, the SEC approved new listing requirements for both the NYSE and NASDAQ which require compensation committees to consider six factors (https://www.sec.gov/rules/final/2012/33-9330.pdf, p.31-32) in assessing compensation advisor independence. According to the SEC, “no one factor should be viewed as a determinative factor.” Glass Lewis believes this six-factor assessment is an important process for every compensation committee to undertake but believes companies employing a consultant for board compensation, consulting and other corporate services should provide clear disclosure beyond just a reference to examining the six points, in order to allow shareholders to review the specific aspects of the various consultant relationships.

We believe compensation consultants are engaged to provide objective, disinterested, expert advice to the compensation committee. When the consultant or its affiliates receive substantial income from providing other services to the company, we believe the potential for a conflict of interest arises and the independence of the consultant may be jeopardized. Therefore, Glass Lewis will, when relevant, note the potential for a conflict of interest when the fees paid to the advisor or its affiliates for other services exceeds those paid for compensation consulting.

CEO PAY RATIO

As mandated by Section 953(b) of the Dodd-Frank Wall Street Consumer and Protection Act, beginning in 2018, issuers will be required to disclose the median annual total compensation of all employees except the CEO, the total annual compensation of the CEO or equivalent position, and the ratio between the two amounts. Glass Lewis will display the pay ratio as a data point in our Proxy Papers, as available. While we recognize that the pay ratio has the potential to provide additional insight when assessing a company’s pay practices, at this time it will not be a determinative factor in our voting recommendations.

FREQUENCY OF SAY-ON-PAY

The Dodd-Frank Act also requires companies to allow shareholders a non-binding vote on the frequency of say-on-pay votes, i.e. every one, two or three years. Additionally, Dodd-Frank requires companies to hold such votes on the frequency of say-on-pay votes at least once every six years.

We believe companies should submit say-on-pay votes to shareholders every year. We believe that the time and financial burdens to a company with regard to an annual vote are relatively small and incremental and are outweighed by the benefits to shareholders through more frequent accountability. Implementing biannual or triennial votes on executive compensation limits shareholders’ ability to hold the board accountable for its compensation practices through means other than voting against the compensation committee. Unless a company provides a compelling rationale or unique circumstances for say-on-pay votes less frequent than annually, we will generally recommend that shareholders support annual votes on compensation.

VOTE ON GOLDEN PARACHUTE ARRANGEMENTS

The Dodd-Frank Act also requires companies to provide shareholders with a separate non-binding vote on approval of golden parachute compensation arrangements in connection with certain change-in-control transactions. However, if the golden parachute arrangements have previously been subject to a say-on-pay vote which shareholders approved, then this required vote is waived.

Glass Lewis believes the narrative and tabular disclosure of golden parachute arrangements benefits all shareholders. Glass Lewis analyzes each golden parachute arrangement on a case-by-case basis, taking into account, among other items: the nature of the change-in-control transaction, the ultimate value of the payments particularly compared to the value of the transaction, any excise tax gross-up obligations, the tenure and position of the executives in question before and after the transaction, any new or amended employment agreements entered into in connection with the transaction, and the type of triggers involved (i.e., single vs. double).

EQUITY-BASED COMPENSATION PLAN PROPOSALS

We believe that equity compensation awards, when not abused, are useful for retaining employees and providing an incentive for them to act in a way that will improve company performance. Glass Lewis recognizes that equity-based compensation plans are critical components of a company’s overall compensation program and we analyze such plans accordingly based on both quantitative and qualitative factors.

Our quantitative analysis assesses the plan’s cost and the company’s pace of granting utilizing a number of different analyses, comparing the program with absolute limits we believe are key to equity value creation and with a carefully chosen peer group. In general, our model seeks to determine whether the proposed plan is either absolutely excessive or is more than one standard deviation away from the average plan for the peer group on a range of criteria, including dilution to shareholders and the projected annual cost relative to the company’s financial performance. Each of the analyses (and their constituent parts) is weighted and the plan is scored in accordance with that weight.

We compare the program’s expected annual expense with the business’s operating metrics to help determine whether the plan is excessive in light of company performance. We also compare the plan’s expected annual cost to the enterprise value of the firm rather than to market capitalization because the employees, managers and directors of the firm contribute to the creation of enterprise value but not necessarily market capitalization (the biggest difference is seen where cash represents the vast majority of market capitalization). Finally, we do not rely exclusively on relative comparisons with averages because, in addition to creeping averages serving to inflate compensation, we believe that some absolute limits are warranted.

We then consider qualitative aspects of the plan such as plan administration, the method and terms of exercise, repricing history, express or implied rights to reprice, and the presence of evergreen provisions. We also closely review the choice and use of, and difficulty in meeting, the awards’ performance metrics and targets, if any. We believe significant changes to the terms of a plan should be explained for shareholders and clearly indicated. Other factors such as a company’s size and operating environment may also be relevant in assessing the severity of concerns or the benefits of certain changes. Finally, we may consider a company’s executive compensation practices in certain situations, as applicable.

We evaluate equity plans based on certain overarching principles:

•	Companies should seek more shares only when needed;

•	Requested share amounts should be small enough that companies seek shareholder approval every three to four years (or more frequently);

•	If a plan is relatively expensive, it should not grant options solely to senior executives and board members;

•	Dilution of annual net share count or voting power, along with the “overhang” of incentive plans, should be limited;

•	Annual cost of the plan (especially if not shown on the income statement) should be reasonable as a percentage of financial results and should be in line with the peer group;

•	The expected annual cost of the plan should be proportional to the business’s value;

•	The intrinsic value that option grantees received in the past should be reasonable compared with the business’s financial results;

•	Plans should not permit re-pricing of stock options;

•	Plans should not contain excessively liberal administrative or payment terms;

•	Plans should not count shares in ways that understate the potential dilution, or cost, to common shareholders. This refers to “inverse” full-value award multipliers;

•	Selected performance metrics should be challenging and appropriate, and should be subject to relative performance measurements; and

•	Stock grants should be subject to minimum vesting and/or holding periods sufficient to ensure sustainable performance and promote retention.

OPTION EXCHANGES AND REPRICING

Glass Lewis is firmly opposed to the repricing of employee and director options regardless of how it is accomplished. Employees should have some downside risk in their equity-based compensation program and repricing eliminates any such risk. As shareholders have substantial risk in owning stock, we believe that the equity compensation of employees and directors should be similarly situated to align their interests with those of shareholders. We believe this will facilitate appropriate risk and opportunity-taking for the company by employees.

We are concerned that option grantees who believe they will be “rescued” from underwater options will be more inclined to take unjustifiable risks. Moreover, a predictable pattern of repricing or exchanges substantially alters a stock option’s value because options that will practically never expire deeply out of the money are worth far more than options that carry a risk of expiration.

In short, repricings and option exchange programs change the bargain between shareholders and employees after the bargain has been struck.

There is one circumstance in which a repricing or option exchange program may be acceptable: if macroeconomic or industry trends, rather than specific company issues, cause a stock’s value to decline dramatically and the repricing is necessary to motivate and retain employees. In this circumstance, we think it fair to conclude that option grantees may be suffering from a risk that was not foreseeable when the original “bargain” was struck. In such a circumstance, we will recommend supporting a repricing if the following conditions are true:

•	Officers and board members cannot participate in the program;

•	The stock decline mirrors the market or industry price decline in terms of timing and approximates the decline in magnitude;

•	The exchange is value-neutral or value-creative to shareholders using very conservative assumptions and with a recognition of the adverse selection problems inherent in voluntary programs;

•	The vesting requirements on exchanged or repriced options are extended beyond one year;

•	Shares reserved for options that are reacquired in an option exchange will permanently retire (i.e., will not be available for future grants) so as to prevent additional shareholder dilution in the future; and

•	Management and the board make a cogent case for needing to motivate and retain existing employees, such as being in a competitive employment market.

OPTION BACKDATING, SPRING-LOADING AND BULLET-DODGING

Glass Lewis views option backdating, and the related practices of spring-loading and bullet-dodging, as egregious actions that warrant holding the appropriate management and board members responsible. These practices are similar to re-pricing options and eliminate much of the downside risk inherent in an option grant that is designed to induce recipients to maximize shareholder return.

Backdating an option is the act of changing an option’s grant date from the actual grant date to an earlier date when the market price of the underlying stock was lower, resulting in a lower exercise price for the option. Since 2006, Glass Lewis has identified over 270 companies that have disclosed internal or government investigations into their past stock-option grants.

Spring-loading is granting stock options while in possession of material, positive information that has not been disclosed publicly. Bullet-dodging is delaying the grants of stock options until after the release of material, negative information. This can allow option grants to be made at a lower price either before the release of positive news or following the release of negative news, assuming the stock’s price will move up or down in response to the information. This raises a concern similar to that of insider trading, or the trading on material non-public information.

The exercise price for an option is determined on the day of grant, providing the recipient with the same market risk as an investor who bought shares on that date. However, where options were backdated, the executive or the board (or the compensation committee) changed the grant date retroactively. The new date may be at or near the lowest price for the year or period. This would be like allowing an investor to look back and select the lowest price of the year at which to buy shares.

A 2006 study of option grants made between 1996 and 2005 at 8,000 companies found that option backdating can be an indication of poor internal controls. The study found that option backdating was more likely to occur at companies without a majority independent board and with a long-serving CEO; both factors, the study concluded, were associated with greater CEO influence on the company’s compensation and governance practices.48

Where a company granted backdated options to an executive who is also a director, Glass Lewis will recommend voting against that executive/director, regardless of who decided to make the award. In addition, Glass Lewis will recommend voting against those directors who either approved or allowed the backdating. Glass Lewis feels that executives and directors who either benefited from backdated options or authorized the practice have breached their fiduciary responsibility to shareholders.

Given the severe tax and legal liabilities to the company from backdating, Glass Lewis will consider recommending voting against members of the audit committee who served when options were backdated, a restatement occurs, material weaknesses in internal controls exist and disclosures indicate there was a lack of documentation. These committee members failed in their responsibility to ensure the integrity of the company’s financial reports.

When a company has engaged in spring-loading or bullet-dodging, Glass Lewis will consider recommending voting against the compensation committee members where there has been a pattern of granting options at or near historic lows. Glass Lewis will also recommend voting against executives serving on the board who benefited from the spring-loading or bullet-dodging.

48	Lucian Bebchuk, Yaniv Grinstein and Urs Peyer. “LUCKY CEOs.” November, 2006.

DIRECTOR COMPENSATION PLANS

Glass Lewis believes that non-employee directors should receive reasonable and appropriate compensation for the time and effort they spend serving on the board and its committees. However, a balance is required. Fees should be competitive in order to retain and attract qualified individuals, but excessive fees represent a financial cost to the company and potentially compromise the objectivity and independence of non-employee directors. We will consider recommending support for compensation plans that include option grants or other equity-based awards that help to align the interests of outside directors with those of shareholders. However, to ensure directors are not incentivized in the same manner as executives but rather serve as a check on imprudent risk-taking in executive compensation plan design, equity grants to directors should not be performance-based. Where an equity plan exclusively or primarily covers non-employee directors as participants, we do not believe that the plan should provide for performance-based awards in any capacity.

When non-employee director equity grants are covered by the same equity plan that applies to a company’s broader employee base, we will use our propriety model and analyst review of this model to guide our voting recommendations. If such a plan broadly allows for performance-based awards to directors or explicitly provides for such grants, we may recommend against the overall plan on this basis, particularly if the company has granted performance-based awards to directors in past.

EMPLOYEE STOCK PURCHASE PLANS

Glass Lewis believes that employee stock purchase plans (“ESPPs”) can provide employees with a sense of ownership in their company and help strengthen the alignment between the interests of employees and shareholders. We evaluate ESPPs by assessing the expected discount, purchase period, expected purchase activity (if previous activity has been disclosed) and whether the plan has a “lookback” feature. Except for the most extreme cases, Glass Lewis will generally support these plans given the regulatory purchase limit of $25,000 per employee per year, which we believe is reasonable. We also look at the number of shares requested to see if a ESPP will significantly contribute to overall shareholder dilution or if shareholders will not have a chance to approve the program for an excessive period of time. As such, we will generally recommend against ESPPs that contain “evergreen” provisions that automatically increase the number of shares available under the ESPP each year.

EXECUTIVE COMPENSATION TAX DEDUCTIBILITY — AMENDMENT TO IRS 162(M)

The “Tax Cut and Jobs Act” had significant implications on Section 162(m) of the Internal Revenue Code, a provision that allowed companies to deduct compensation in excess of $1 million for the CEO and the next three most highly compensated executive officers, excluding the CFO, if the compensation is performance-based and is paid under shareholder-approved plans. Glass Lewis does not generally view amendments to equity plans and changes to compensation programs in response to the elimination of tax deductions under 162(m) as problematic. This specifically holds true if such modifications contribute to the maintenance of a sound performance-based compensation program.

As grandfathered contracts may continue to be eligible for tax deductions under the transition rule for Section 162(m), companies may therefore submit incentive plans for shareholder approval to take of advantage of the tax deductibility afforded under 162(m) for certain types of compensation.

We believe the best practice for companies is to provide robust disclosure to shareholders so that they can make fully-informed judgments about the reasonableness of the proposed compensation plan. To allow for meaningful shareholder review, we prefer that disclosure should include specific performance metrics, a maximum award pool, and a maximum award amount per employee. We also believe it is important to analyze the estimated grants to see if they are reasonable and in line with the company’s peers.

We typically recommend voting against a 162(m) proposal where: (i) a company fails to provide at least a list of performance targets; (ii) a company fails to provide one of either a total maximum or an individual maximum; or (iii) the proposed plan or individual maximum award limit is excessive when compared with the plans of the company’s peers.

The company’s record of aligning pay with performance (as evaluated using our proprietary pay-for-performance model) also plays a role in our recommendation. Where a company has a record of setting reasonable pay relative to business performance, we generally recommend voting in favor of a plan even if the plan caps seem large relative to peers because we recognize the value in special pay arrangements for continued exceptional performance.

As with all other issues we review, our goal is to provide consistent but contextual advice given the specifics of the company and ongoing performance. Overall, we recognize that it is generally not in shareholders’ best interests to vote against such a plan and forgo the potential tax benefit since shareholder rejection of such plans will not curtail the awards; it will only prevent the tax deduction associated with them.

Governance Structure and the Shareholder Franchise

ANTI-TAKEOVER MEASURES

POISON PILLS (SHAREHOLDER RIGHTS PLANS)

Glass Lewis believes that poison pill plans are not generally in shareholders’ best interests. They can reduce management accountability by substantially limiting opportunities for corporate takeovers. Rights plans can thus prevent shareholders from receiving a buy-out premium for their stock. Typically we recommend that shareholders vote against these plans to protect their financial interests and ensure that they have an opportunity to consider any offer for their shares, especially those at a premium.

We believe boards should be given wide latitude in directing company activities and in charting the company’s course. However, on an issue such as this, where the link between the shareholders’ financial interests and their right to consider and accept buyout offers is substantial, we believe that shareholders should be allowed to vote on whether they support such a plan’s implementation. This issue is different from other matters that are typically left to board discretion. Its potential impact on and relation to shareholders is direct and substantial. It is also an issue in which management interests may be different from those of shareholders; thus, ensuring that shareholders have a voice is the only way to safeguard their interests.

In certain circumstances, we will support a poison pill that is limited in scope to accomplish a particular objective, such as the closing of an important merger, or a pill that contains what we believe to be a reasonable qualifying offer clause. We will consider supporting a poison pill plan if the qualifying offer clause includes each of the following attributes:

•	The form of offer is not required to be an all-cash transaction;

•	The offer is not required to remain open for more than 90 business days;

•	The offeror is permitted to amend the offer, reduce the offer, or otherwise change the terms;

•	There is no fairness opinion requirement; and

•	There is a low to no premium requirement.

Where these requirements are met, we typically feel comfortable that shareholders will have the opportunity to voice their opinion on any legitimate offer.

NOL POISON PILLS

Similarly, Glass Lewis may consider supporting a limited poison pill in the event that a company seeks shareholder approval of a rights plan for the express purpose of preserving Net Operating Losses (NOLs). While companies with NOLs can generally carry these losses forward to offset future taxable income, Section 382 of the Internal Revenue Code limits companies’ ability to use NOLs in the event of a “change of ownership.”49 In this case, a company may adopt or amend a poison pill (“NOL pill”) in order to prevent an inadvertent change of ownership by multiple investors purchasing small chunks of stock at the same time, and thereby preserve the ability to carry the NOLs forward. Often such NOL pills have trigger thresholds much lower than the common 15% or 20% thresholds, with some NOL pill triggers as low as 5%.

49	Section 382 of the Internal Revenue Code refers to a “change of ownership” of more than 50 percentage points by one or more 5% shareholders within a three-year period. The statute is intended to deter the “trafficking” of net operating losses.

Glass Lewis evaluates NOL pills on a strictly case-by-case basis taking into consideration, among other factors, the value of the NOLs to the company, the likelihood of a change of ownership based on the size of the holding and the nature of the larger shareholders, the trigger threshold and whether the term of the plan is limited in duration (i.e., whether it contains a reasonable “sunset” provision) or is subject to periodic board review and/ or shareholder ratification. In many cases, companies will propose the adoption of bylaw amendments specifically restricting certain share transfers, in addition to proposing the adoption of a NOL pill. In general, if we support the terms of a particular NOL pill, we will generally support the additional protective amendment in the absence of significant concerns with the specific terms of that proposal.

Furthermore, we believe that shareholders should be offered the opportunity to vote on any adoption or renewal of a NOL pill regardless of any potential tax benefit that it offers a company. As such, we will consider recommending voting against those members of the board who served at the time when an NOL pill was adopted without shareholder approval within the prior twelve months and where the NOL pill is not subject to shareholder ratification.

FAIR PRICE PROVISIONS

Fair price provisions, which are rare, require that certain minimum price and procedural requirements be observed by any party that acquires more than a specified percentage of a corporation’s common stock. The provision is intended to protect minority shareholder value when an acquirer seeks to accomplish a merger or other transaction which would eliminate or change the interests of the minority shareholders. The provision is generally applied against the acquirer unless the takeover is approved by a majority of ”continuing directors” and holders of a majority, in some cases a supermajority as high as 80%, of the combined voting power of all stock entitled to vote to alter, amend, or repeal the above provisions.

The effect of a fair price provision is to require approval of any merger or business combination with an “interested shareholder” by 51% of the voting stock of the company, excluding the shares held by the interested shareholder. An interested shareholder is generally considered to be a holder of 10% or more of the company’s outstanding stock, but the trigger can vary.

Generally, provisions are put in place for the ostensible purpose of preventing a back-end merger where the interested shareholder would be able to pay a lower price for the remaining shares of the company than he or she paid to gain control. The effect of a fair price provision on shareholders, however, is to limit their ability to gain a premium for their shares through a partial tender offer or open market acquisition which typically raise the share price, often significantly. A fair price provision discourages such transactions because of the potential costs of seeking shareholder approval and because of the restrictions on purchase price for completing a merger or other transaction at a later time.

Glass Lewis believes that fair price provisions, while sometimes protecting shareholders from abuse in a takeover situation, more often act as an impediment to takeovers, potentially limiting gains to shareholders from a variety of transactions that could significantly increase share price. In some cases, even the independent directors of the board cannot make exceptions when such exceptions may be in the best interests of shareholders. Given the existence of state law protections for minority shareholders such as Section 203 of the Delaware Corporations Code, we believe it is in the best interests of shareholders to remove fair price provisions.

QUORUM REQUIREMENTS

Glass Lewis believes that a company’s quorum requirement should be set at a level high enough to ensure that a broad range of shareholders are represented in person or by proxy, but low enough that the company can transact necessary business. Companies in the U.S. are generally subject to quorum requirements under the laws of their specific state of incorporation. Additionally, those companies listed on the NASDAQ Stock Market are required to specify a quorum in their bylaws, provided however that such quorum may not be less than one-third of outstanding shares. Prior to 2013, the New York Stock Exchange required a quorum of 50% for listed companies, although this requirement was dropped in recognition of individual state requirements and potential confusion for issuers. Delaware, for example, required companies to provide for a quorum of no less than one-third of outstanding shares; otherwise such quorum shall default to a majority.

We generally believe a majority of outstanding shares entitled to vote is an appropriate quorum for the transaction of business at shareholder meetings. However, should a company seek shareholder approval of a lower quorum requirement we will generally support a reduced quorum of at least one-third of shares entitled to vote, either in person or by proxy. When evaluating such proposals, we also consider the specific facts and circumstances of the company, such as size and shareholder base.

DIRECTOR AND OFFICER INDEMNIFICATION

While Glass Lewis strongly believes that directors and officers should be held to the highest standard when carrying out their duties to shareholders, some protection from liability is reasonable to protect them against certain suits so that these officers feel comfortable taking measured risks that may benefit shareholders. As such, we find it appropriate for a company to provide indemnification and/or enroll in liability insurance to cover its directors and officers so long as the terms of such agreements are reasonable.

REINCORPORATION

In general, Glass Lewis believes that the board is in the best position to determine the appropriate jurisdiction of incorporation for the company. When examining a management proposal to reincorporate to a different state or country, we review the relevant financial benefits, generally related to improved corporate tax treatment, as well as changes in corporate governance provisions, especially those relating to shareholder rights, resulting from the change in domicile. Where the financial benefits are de minimis and there is a decrease in shareholder rights, we will recommend voting against the transaction.

However, costly, shareholder-initiated reincorporations are typically not the best route to achieve the furtherance of shareholder rights. We believe shareholders are generally better served by proposing specific shareholder resolutions addressing pertinent issues which may be implemented at a lower cost, and perhaps even with board approval. However, when shareholders propose a shift into a jurisdiction with enhanced shareholder rights, Glass Lewis examines the significant ways would the company benefit from shifting jurisdictions including the following:

•	Is the board sufficiently independent?

•	Does the company have anti-takeover protections such as a poison pill or classified board in place?

•	Has the board been previously unresponsive to shareholders (such as failing to implement a shareholder proposal that received majority shareholder support)?

•	Do shareholders have the right to call special meetings of shareholders?

•	Are there other material governance issues of concern at the company?

•	Has the company’s performance matched or exceeded its peers in the past one and three years?

•	How has the company ranked in Glass Lewis’ pay-for-performance analysis during the last three years?

•	Does the company have an independent chair?

We note, however, that we will only support shareholder proposals to change a company’s place of incorporation in exceptional circumstances.

EXCLUSIVE FORUM AND FEE-SHIFTING BYLAW PROVISIONS

Glass Lewis recognizes that companies may be subject to frivolous and opportunistic lawsuits, particularly in conjunction with a merger or acquisition, that are expensive and distracting. In response, companies have sought ways to prevent or limit the risk of such suits by adopting bylaws regarding where the suits must be brought or shifting the burden of the legal expenses to the plaintiff, if unsuccessful at trial.

Glass Lewis believes that charter or bylaw provisions limiting a shareholder’s choice of legal venue are not in the best interests of shareholders. Such clauses may effectively discourage the use of shareholder claims by increasing their associated costs and making them more difficult to pursue. As such, shareholders should be wary about approving any limitation on their legal recourse including limiting themselves to a single jurisdiction (e.g., Delaware) without compelling evidence that it will benefit shareholders.

For this reason, we recommend that shareholders vote against any bylaw or charter amendment seeking to adopt an exclusive forum provision unless the company: (i) provides a compelling argument on why the provision would directly benefit shareholders; (ii) provides evidence of abuse of legal process in other, non-favored jurisdictions; (iii) narrowly tailors such provision to the risks involved; and (iv) maintains a strong record of good corporate governance practices.

Moreover, in the event a board seeks shareholder approval of a forum selection clause pursuant to a bundled bylaw amendment rather than as a separate proposal, we will weigh the importance of the other bundled provisions when determining the vote recommendation on the proposal. We will nonetheless recommend voting against the chair of the governance committee for bundling disparate proposals into a single proposal (refer to our discussion of nominating and governance committee performance in Section I of the guidelines).

Similarly, some companies have adopted bylaws requiring plaintiffs who sue the company and fail to receive a judgment in their favor pay the legal expenses of the company. These bylaws, also known as “fee-shifting” or “loser pays” bylaws, will likely have a chilling effect on even meritorious shareholder lawsuits as shareholders would face an strong financial disincentive not to sue a company. Glass Lewis therefore strongly opposes the adoption of such fee-shifting bylaws and, if adopted without shareholder approval, will recommend voting against the governance committee. While we note that in June of 2015 the State of Delaware banned the adoption of fee-shifting bylaws, such provisions could still be adopted by companies incorporated in other states.

AUTHORIZED SHARES

Glass Lewis believes that adequate capital stock is important to a company’s operation. When analyzing a request for additional shares, we typically review four common reasons why a company might need additional capital stock:

1.	Stock Split — We typically consider three metrics when evaluating whether we think a stock split is likely or necessary: The historical stock pre-split price, if any; the current price relative to the company’s most common trading price over the past 52 weeks; and some absolute limits on stock price that, in our view, either always make a stock split appropriate if desired by management or would almost never be a reasonable price at which to split a stock.

2.	Shareholder Defenses — Additional authorized shares could be used to bolster takeover defenses such as a poison pill. Proxy filings often discuss the usefulness of additional shares in defending against or discouraging a hostile takeover as a reason for a requested increase. Glass Lewis is typically against such defenses and will oppose actions intended to bolster such defenses.

3.	Financing for Acquisitions — We look at whether the company has a history of using stock for acquisitions and attempt to determine what levels of stock have typically been required to accomplish such transactions. Likewise, we look to see whether this is discussed as a reason for additional shares in the proxy.

4.	Financing for Operations — We review the company’s cash position and its ability to secure financing through borrowing or other means. We look at the company’s history of capitalization and whether the company has had to use stock in the recent past as a means of raising capital.

Issuing additional shares generally dilutes existing holders in most circumstances. Further, the availability of additional shares, where the board has discretion to implement a poison pill, can often serve as a deterrent to interested suitors. Accordingly, where we find that the company has not detailed a plan for use of the proposed shares, or where the number of shares far exceeds those needed to accomplish a detailed plan, we typically recommend against the authorization of additional shares. Similar concerns may also lead us to recommend against a proposal to conduct a reverse stock split if the board does not state that it will reduce the number of authorized common shares in a ratio proportionate to the split.

While we think that having adequate shares to allow management to make quick decisions and effectively operate the business is critical, we prefer that, for significant transactions, management come to shareholders to justify their use of additional shares rather than providing a blank check in the form of a large pool of unallocated shares available for any purpose.

ADVANCE NOTICE REQUIREMENTS

We typically recommend that shareholders vote against proposals that would require advance notice of shareholder proposals or of director nominees.

These proposals typically attempt to require a certain amount of notice before shareholders are allowed to place proposals on the ballot. Notice requirements typically range between three to six months prior to the annual meeting. Advance notice requirements typically make it impossible for a shareholder who misses the deadline to present a shareholder proposal or a director nominee that might be in the best interests of the company and its shareholders.

We believe shareholders should be able to review and vote on all proposals and director nominees. Shareholders can always vote against proposals that appear with little prior notice. Shareholders, as owners of a business, are capable of identifying issues on which they have sufficient information and ignoring issues on which they have insufficient information. Setting arbitrary notice restrictions limits the opportunity for shareholders to raise issues that may come up after the window closes.

VIRTUAL SHAREHOLDER MEETINGS

A relatively small but growing contingent of companies have elected to hold shareholder meetings by virtual means only. Glass Lewis believes that virtual meeting technology can be a useful complement to a traditional, in-person shareholder meeting by expanding participation of shareholders who are unable to attend a shareholder meeting in person (i.e. a “hybrid meeting”). However, we also believe that virtual-only meetings have the potential to curb the ability of a company’s shareholders to meaningfully communicate with the company’s management.

Prominent shareholder rights advocates, including the Council of Institutional Investors, have expressed concerns that such virtual-only meetings do not approximate an in-person experience and may serve to reduce the board’s accountability to shareholders. When analyzing the governance profile of companies that choose to hold virtual-only meetings, we look for robust disclosure in a company’s proxy statement which assures shareholders that they will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

Examples of effective disclosure include: (i) addressing the ability of shareholders to ask questions during the meeting, including time guidelines for shareholder questions, rules around what types of questions are allowed, and rules for how questions and comments will be recognized and disclosed to meeting participants; (ii) procedures, if any, for posting appropriate questions received during the meeting and the company’s answers, on the investor page of their website as soon as is practical after the meeting; (iii) addressing technical and logistical issues related to accessing the virtual meeting platform; and (iv) procedures for accessing technical support to assist in the event of any difficulties accessing the virtual meeting.

We will generally recommend voting against members of the governance committee where the board is planning to hold a virtual-only shareholder meeting and the company does not provide such disclosure.

VOTING STRUCTURE

DUAL-CLASS SHARE STRUCTURES

Glass Lewis believes dual-class voting structures are typically not in the best interests of common shareholders. Allowing one vote per share generally operates as a safeguard for common shareholders by ensuring that those who hold a significant minority of shares are able to weigh in on issues set forth by the board.

Furthermore, we believe that the economic stake of each shareholder should match their voting power and that no small group of shareholders, family or otherwise, should have voting rights different from those of other shareholders. On matters of governance and shareholder rights, we believe shareholders should have the power to speak and the opportunity to effect change. That power should not be concentrated in the hands of a few for reasons other than economic stake.

We generally consider a dual-class share structure to reflect negatively on a company’s overall corporate governance. Because we believe that companies should have share capital structures that protect the interests of non-controlling shareholders as well as any controlling entity, we typically recommend that shareholders vote in favor of recapitalization proposals to eliminate dual-class share structures. Similarly, we will generally recommend against proposals to adopt a new class of common stock.

With regards to our evaluation of corporate governance following an IPO or spin-off within the past year, we will now include the presence of dual-class share structures as an additional factor in determining whether shareholder rights are being severely restricted indefinitely.

When analyzing voting results from meetings of shareholders at companies controlled through dual-class structures, we will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted. Where vote results indicate that a majority of unaffiliated shareholders supported a shareholder proposal or opposed a management proposal, we believe the board should demonstrate an appropriate level of responsiveness.

CUMULATIVE VOTING

Cumulative voting increases the ability of minority shareholders to elect a director by allowing shareholders to cast as many shares of the stock they own multiplied by the number of directors to be elected. As companies generally have multiple nominees up for election, cumulative voting allows shareholders to cast all of their votes for a single nominee, or a smaller number of nominees than up for election, thereby raising the likelihood of electing one or more of their preferred nominees to the board. It can be important when a board is controlled by insiders or affiliates and where the company’s ownership structure includes one or more shareholders who control a majority-voting block of company stock.

Glass Lewis believes that cumulative voting generally acts as a safeguard for shareholders by ensuring that those who hold a significant minority of shares can elect a candidate of their choosing to the board. This allows the creation of boards that are responsive to the interests of all shareholders rather than just a small group of large holders.

We review cumulative voting proposals on a case-by-case basis, factoring in the independence of the board and the status of the company’s governance structure. But we typically find these proposals on ballots at companies where independence is lacking and where the appropriate checks and balances favoring shareholders are not in place. In those instances we typically recommend in favor of cumulative voting.

Where a company has adopted a true majority vote standard (i.e., where a director must receive a majority of votes cast to be elected, as opposed to a modified policy indicated by a resignation policy only), Glass Lewis will recommend voting against cumulative voting proposals due to the incompatibility of the two election methods. For companies that have not adopted a true majority voting standard but have adopted some form of majority voting, Glass Lewis will also generally recommend voting against cumulative voting proposals if the company has not adopted anti-takeover protections and has been responsive to shareholders.

Where a company has not adopted a majority voting standard and is facing both a shareholder proposal to adopt majority voting and a shareholder proposal to adopt cumulative voting, Glass Lewis will support only the majority voting proposal. When a company has both majority voting and cumulative voting in place, there is a higher likelihood of one or more directors not being elected as a result of not receiving a majority vote. This is because shareholders exercising the right to cumulate their votes could unintentionally cause the failed election of one or more directors for whom shareholders do not cumulate votes.

SUPERMAJORITY VOTE REQUIREMENTS

Glass Lewis believes that supermajority vote requirements impede shareholder action on ballot items critical to shareholder interests. An example is in the takeover context, where supermajority vote requirements can strongly limit the voice of shareholders in making decisions on such crucial matters as selling the business. This in turn degrades share value and can limit the possibility of buyout premiums to shareholders. Moreover, we believe that a supermajority vote requirement can enable a small group of shareholders to overrule the will of the majority shareholders. We believe that a simple majority is appropriate to approve all matters presented to shareholders.

TRANSACTION OF OTHER BUSINESS

We typically recommend that shareholders not give their proxy to management to vote on any other business items that may properly come before an annual or special meeting. In our opinion, granting unfettered discretion is unwise.

ANTI-GREENMAIL PROPOSALS

Glass Lewis will support proposals to adopt a provision preventing the payment of greenmail, which would serve to prevent companies from buying back company stock at significant premiums from a certain shareholder. Since a large or majority shareholder could attempt to compel a board into purchasing its shares at a large premium, the anti-greenmail provision would generally require that a majority of shareholders other than the majority shareholder approve the buyback.

MUTUAL FUNDS: INVESTMENT POLICIES AND ADVISORY AGREEMENTS

Glass Lewis believes that decisions about a fund’s structure and/or a fund’s relationship with its investment advisor or sub-advisors are generally best left to management and the members of the board, absent a showing of egregious or illegal conduct that might threaten shareholder value. As such, we focus our analyses of such proposals on the following main areas:

•	The terms of any amended advisory or sub-advisory agreement;

•	Any changes in the fee structure paid to the investment advisor; and

•	Any material changes to the fund’s investment objective or strategy.

We generally support amendments to a fund’s investment advisory agreement absent a material change that is not in the best interests of shareholders. A significant increase in the fees paid to an investment advisor would be reason for us to consider recommending voting against a proposed amendment to an investment advisory agreement or fund reorganization. However, in certain cases, we are more inclined to support an increase in advisory fees if such increases result from being performance-based rather than asset-based. Furthermore, we generally support sub-advisory agreements between a fund’s advisor and sub-advisor, primarily because the fees received by the sub-advisor are paid by the advisor, and not by the fund.

In matters pertaining to a fund’s investment objective or strategy, we believe shareholders are best served when a fund’s objective or strategy closely resembles the investment discipline shareholders understood and selected when they initially bought into the fund. As such, we generally recommend voting against amendments to a fund’s investment objective or strategy when the proposed changes would leave shareholders with stakes in a fund that is noticeably different than when originally purchased, and which could therefore potentially negatively impact some investors’ diversification strategies.

REAL ESTATE INVESTMENT TRUSTS

The complex organizational, operational, tax and compliance requirements of Real Estate Investment Trusts (“REITs”) provide for a unique shareholder evaluation. In simple terms, a REIT must have a minimum of 100 shareholders (the “100 Shareholder Test”) and no more than 50% of the value of its shares can be held by five or fewer individuals (the “5/50 Test”). At least 75% of a REITs’ assets must be in real estate, it must derive 75% of its gross income from rents or mortgage interest, and it must pay out 90% of its taxable earnings as dividends. In addition, as a publicly traded security listed on a stock exchange, a REIT must comply with the same general listing requirements as a publicly traded equity.

In order to comply with such requirements, REITs typically include percentage ownership limitations in their organizational documents, usually in the range of 5% to 10% of the REITs outstanding shares. Given the complexities of REITs as an asset class, Glass Lewis applies a highly nuanced approach in our evaluation of REIT proposals, especially regarding changes in authorized share capital, including preferred stock.

PREFERRED STOCK ISSUANCES AT REITS

Glass Lewis is generally against the authorization of preferred shares that allows the board to determine the preferences, limitations and rights of the preferred shares (known as “blank-check preferred stock”). We believe that granting such broad discretion should be of concern to common shareholders, since blank-check preferred stock could be used as an antitakeover device or in some other fashion that adversely affects the voting power or financial interests of common shareholders. However, given the requirement that a REIT must distribute 90% of its net income annually, it is inhibited from retaining capital to make investments in its business. As such, we recognize that equity financing likely plays a key role in a REIT’s growth and creation of shareholder value. Moreover, shareholder concern regarding the use of preferred stock as an anti-takeover mechanism may be allayed by the fact that most REITs maintain ownership limitations in their certificates of incorporation. For these reasons, along with the fact that REITs typically do not engage in private placements of preferred stock (which result in the rights of common shareholders being adversely impacted), we may support requests to authorize shares of blank-check preferred stock at REITs.

BUSINESS DEVELOPMENT COMPANIES

Business Development Companies (“BDCs”) were created by the U.S. Congress in 1980; they are regulated under the Investment Company Act of 1940 and are taxed as regulated investment companies (“RICs”) under the Internal Revenue Code. BDCs typically operate as publicly traded private equity firms that invest in early stage to mature private companies as well as small public companies. BDCs realize operating income when their investments are sold off, and therefore maintain complex organizational, operational, tax and compliance requirements that are similar to those of REITs—the most evident of which is that BDCs must distribute at least 90% of their taxable earnings as dividends.

AUTHORIZATION TO SELL SHARES AT A PRICE BELOW NET ASSET VALUE

Considering that BDCs are required to distribute nearly all their earnings to shareholders, they sometimes need to offer additional shares of common stock in the public markets to finance operations and acquisitions. However, shareholder approval is required in order for a BDC to sell shares of common stock at a price below Net Asset Value (“NAV”). Glass Lewis evaluates these proposals using a case-by-case approach, but will recommend supporting such requests if the following conditions are met:

•	The authorization to allow share issuances below NAV has an expiration date of one year or less from the date that shareholders approve the underlying proposal (i.e. the meeting date);

•	The proposed discount below NAV is minimal (ideally no greater than 20%);

•	The board specifies that the issuance will have a minimal or modest dilutive effect (ideally no greater than 25% of the company’s then-outstanding common stock prior to the issuance); and

•	A majority of the company’s independent directors who do not have a financial interest in the issuance approve the sale.

In short, we believe BDCs should demonstrate a responsible approach to issuing shares below NAV, by proactively addressing shareholder concerns regarding the potential dilution of the requested share issuance, and explaining if and how the company’s past below-NAV share issuances have benefitted the company.

AUDITOR RATIFICATION AND BELOW-NAV ISSUANCES

When a BDC submits a below-NAV issuance for shareholder approval, we will refrain from recommending against the audit committee chair for not including auditor ratification on the same ballot. Because of the unique way these proposals interact, votes may be tabulated in a manner that is not in shareholders’ interests. In cases where these proposals appear on the same ballot, auditor ratification is generally the only “routine proposal,” the presence of which triggers a scenario where broker non-votes may be counted toward shareholder quorum, with unintended consequences.

Under the 1940 Act, below-NAV issuance proposals require relatively high shareholder approval. Specifically, these proposals must be approved by the lesser of: (i) 67% of votes cast if a majority of shares are represented at the meeting; or (ii) a majority of outstanding shares. Meanwhile, any broker non-votes counted toward quorum will automatically be registered as “against” votes for purposes of this proposal. The unintended result can be a case where the issuance proposal is not approved, despite sufficient voting shares being cast in favor. Because broker non-votes result from a lack of voting instruction by the shareholder, we do not believe shareholders’ ability to weigh in on the selection of auditor outweighs the consequences of failing to approve an issuance proposal due to such technicality.

Shareholder Initiatives

Glass Lewis generally believes decisions regarding day-to-day management and policy decisions, including those related to social, environmental or political issues, are best left to management and the board as they in almost all cases have more and better information about company strategy and risk. However, when there is a clear link between the subject of a shareholder proposal and value enhancement or risk mitigation, Glass Lewis will recommend in favor of a reasonable, well-crafted shareholder proposal where the company has failed to or inadequately addressed the issue.

We believe that shareholders should not attempt to micromanage a company, its businesses or its executives through the shareholder initiative process. Rather, we believe shareholders should use their influence to push for governance structures that protect shareholders and promote director accountability. Shareholders should then put in place a board they can trust to make informed decisions that are in the best interests of the business and its owners, and hold directors accountable for management and policy decisions through board elections. However, we recognize that support of appropriately crafted shareholder initiatives may at times serve to promote or protect shareholder value.

To this end, Glass Lewis evaluates shareholder proposals on a case-by-case basis. We generally recommend supporting shareholder proposals calling for the elimination of, as well as to require shareholder approval of, antitakeover devices such as poison pills and classified boards. We generally recommend supporting proposals likely to increase and/or protect shareholder value and also those that promote the furtherance of shareholder rights. In addition, we also generally recommend supporting proposals that promote director accountability and those that seek to improve compensation practices, especially those promoting a closer link between compensation and performance, as well as those that promote more and better disclosure of relevant risk factors where such disclosure is lacking or inadequate.

ENVIRONMENTAL, SOCIAL & GOVERNANCE INITIATIVES

For a detailed review of our policies concerning compensation, environmental, social and governance shareholder initiatives, please refer to our comprehensive Proxy Paper Guidelines for Shareholder Initiatives, available at www.glasslewis.com.

DISCLAIMER

This document is intended to provide an overview of Glass Lewis’ proxy voting policies and guidelines. It is not intended to be exhaustive and does not address all potential voting issues. Additionally, none of the information contained herein should be relied upon as investment advice. The content of this document has been developed based on Glass Lewis’ experience with proxy voting and corporate governance issues, engagement with clients and issuers and review of relevant studies and surveys, and has not been tailored to any specific person.

No representations or warranties express or implied, are made as to the accuracy or completeness of any information included herein. In addition, Glass Lewis shall not be liable for any losses or damages arising from or in connection with the information contained herein or the use, reliance on or inability to use any such information. Glass Lewis expects its subscribers possess sufficient experience and knowledge to make their own decisions entirely independent of any information contained in this document.

All information contained in this report is protected by law, including but not limited to, copyright law, and none of such information may be copied or otherwise reproduced, repackaged, further transmitted, transferred, disseminated, redistributed or resold, or stored for subsequent use for any such purpose, in whole or in part, in any form or manner or by any means whatsoever, by any person without Glass Lewis’ prior written consent.

© 2018 Glass, Lewis & Co., Glass Lewis Europe, Ltd., and CGI Glass Lewis Pty Ltd. (collectively, “Glass Lewis”). All Rights Reserved.

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